2011 Annual Report

First South Bancorp

TABLE OF CONTENTS

MISSION STATEMENT

"Our mission is to become the premier community bank in eastern North Carolina. We will enhance shareholder value by serving the personal and business needs of our markets, providing superior customer service, investing in the communities that we serve, and enriching the lives of our employees."

LETTER TO STOCKHOLDERS

To Our Stockholders:

The financial results achieved by First South Bancorp ("First South") and its wholly owned subsidiary, First South Bank ("Bank") during the year ended December 31, 2011 were positive during another difficult year for the communities we serve. During 2011, we accomplished our financial and strategic objectives and continued to enhance shareholder value.

For 2011, we are pleased to report net earnings of $1.6 million, compared to a net operating loss of $2.4 million in 2010. The net income per diluted common share was $0.16 for 2011, compared to net loss per diluted common share of $0.24 for 2010. Our 4.53% net interest margin on average earning assets for 2011 places us in the top portion of our peer group.

At December 31, 2011, total assets were $746.9 million; net loans and leases receivable $525.2 million; cash and investments $171.3 million; deposits $642.6 million; and stockholders' equity $84.1 million. The Bank continues to restructure its assets and liabilities to maintain its competitive posture and meet the challenges of a continually changing financial services industry.

Contributing factors to the Bank's improved performance during 2011 was managing the net interest margin; maintaining consistent levels of fee and service charge income from both loan and deposit products and services; maintaining adequate levels of capital and liquidity; and aggressively managing credit risk. Our capital levels remain in excess of the regulatory requirements to be well capitalized, placing us in a position of financial strength so that we can move forward in a more positive manner. The Bank did not participate in the federal bailout program knows as TARP. As we continue through this economic cycle, we will remain focused on long-term strategies of remediating problem assets; improving efficiency in our operations; maintaining adequate levels of capital and liquidity; building core customer relationships; and improving franchise and shareholder value.

Many of our future strategies are focused on enhancing our franchise value through dependable customer service, the development of a more effective banking operation and our commitment to becoming the best community bank in eastern and southeastern North Carolina. We have upgraded our core data processing system, which will enhance our ability to provide better service and manage our products and services in a rapidly changing world.

It is with a great deal of pleasure that I introduce Mr. Bruce Elder to you. Bruce has been selected by the Board of Directors to take over the helm after my retirement in August of this year. Bruce comes to First South Bank with more than 25 years of service in the financial industry, having recently served as the Chief Financial Officer of Crescent State Bank. He is an experienced and seasoned banker who will build on the success of First South Bank.

In looking back over almost 40 years of my association with First South, I am grateful for the opportunities given me. I have had the support of the Board, a great management team and employees that are committed to the success of First South Bank. I feel very fortunate and owe a great deal to many.

I want to thank our entire staff for their dedicated performance during 2011. I appreciate their efforts, the quality of their work and the many accomplishments achieved during another challenging year. They are committed to providing our customers the highest possible standards of service. We will continue to invest in our employees and provide them the necessary training which will ultimately result in better service to our customers and enhance both our franchise and shareholder value.

Each member of the Board of Directors and our staff join me in thanking you for supporting First South Bancorp and First South Bank. We welcome your comments or suggestions and look forward to your continued support.

Sincerely,

Tom Vann
President and
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

	At or For the Years Ended December 31,				
	2011	2010	2009	2008	2007
	(dollars in thousands, except per share data)				
Selected Financial Condition Data					
Total assets	$ 746,941	$ 797,246	$ 829,891	$ 875,855	$ 909,288
Loans receivable, net	525,202	606,074	658,656	744,731	765,083
Cash and investments	32,774	44,434	30,045	63,284	73,094
Mortgage-backed securities	138,515	98,883	97,239	32,827	39,120
Deposits	642,617	689,465	688,511	716,427	761,370
Borrowings	12,406	21,813	47,690	62,868	52,377
Stockholders' equity	84,113	79,513	86,214	87,821	86,035
Selected Operations Data					
Interest income	$ 39,303	$ 42,871	$ 49,060	$ 59,364	$ 70,078
Interest expense	7,556	9,019	16,094	23,317	29,111
Net interest income	31,747	33,852	32,966	36,047	40,967
Provision for credit losses	10,813	22,152	7,180	4,044	350
Noninterest income	9,420	10,844	10,960	10,084	10,137
Noninterest expenses	27,953	26,725	25,345	24,165	22,911
Income (loss) before income taxes	2,401	(4,181)	11,401	17,922	27,843
Income tax expense (benefit)	848	(1,801)	4,365	6,934	10,840
Net income (loss)	$ 1,553	$ (2,380)	$ 7,036	$ 10,988	$ 17,003
Per Share Data					
Basic earnings (loss) per share	$ 0.16	$ (0.24)	$ 0.72	$ 1.13	$ 1.71
Diluted earnings (loss) per share	0.16	(0.24)	0.72	1.12	1.70
Dividends per share	0.00	0.49	0.80	0.80	0.76
Average Balance Data					
Average assets	$ 779,369	$ 811,742	$ 866,504	$ 902,668	$ 907,333
Average earning assets	700,181	738,074	800,899	839,011	853,592
Average interest bearing liabilities	590,933	623,155	679,299	712,423	708,879
Average equity	81,458	86,852	88,129	87,695	83,608
Selected Financial Ratios and Other Data					
Performance Ratios:					
Return on average assets	0.20 %	(0.29) %	0.81 %	1.22 %	1.87 %
Return on average equity	1.91	(2.74)	7.98	12.53	20.34
Interest rate spread	4.52	4.55	4.04	4.18	4.63
Net interest margin	4.53	4.59	4.12	4.30	4.80
Average earning assets/average interest bearing liabilities	118.49	118.44	117.90	117.77	120.41
Noninterest expense/average assets	3.59	3.29	2.92	2.68	2.53
Efficiency ratio	67.83	59.72	57.63	52.31	44.99
Quality Ratios:					
Nonperforming assets/total assets	8.04 %	6.63 %	2.50 %	2.59 %	1.01 %
Nonperforming loans/total loans	7.95	6.59	1.51	1.98	0.97
Allowance for credit losses/total loans	2.85	3.04	2.04	1.58	1.27
Provision for credit losses/total loans	2.00	3.54	1.07	0.53	0.05
Capital Ratios and Other Data:					
Equity/total assets, end of period	11.26 %	9.97 %	10.39 %	10.03 %	9.46 %
Average equity/average assets	10.45	10.70	10.17	9.72	9.21
Loans serviced for others	$ 319,363	$ 318,218	$ 289,324	$ 255,510	$ 254,671
Full service offices	26	28	28	28	29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General. First South Bancorp, Inc. (the "Company") was formed to issue common stock, owning 100% of First South Bank (the "Bank") and operating through the Bank a commercial banking business; therefore, this discussion and analysis of consolidated financial condition and results of operation relates primarily to the Bank. The business of the Bank consists principally of attracting deposits from the general public and using them to originate secured and unsecured commercial and consumer loans, permanent mortgage and construction loans secured by single-family residences and other loans. The Bank's earnings depend primarily on its net interest income, the difference between interest earned on interest earning assets and interest paid on interest-bearing liabilities. The volume of noninterest income and noninterest expenses also impacts the Bank's earnings.

Prevailing economic conditions, competition, as well as federal and state regulations, affect the operations of the Bank. The Bank's cost of funds is influenced by interest rates paid on competing investments, rates offered on deposits by other financial institutions in the Bank's market area and by general market interest rates. Lending activities are affected by the demand for financing of real estate and various types of commercial, consumer and mortgage loans, and by the interest rates offered on such financing. The Bank's business emphasis is to operate as a well-capitalized, profitable and independent community oriented financial institution dedicated to providing quality customer service and meeting the financial needs of the communities it serves. The Bank believes it has been effective in serving its customers because of its ability to respond quickly and effectively to customer needs and inquiries. The Bank's ability to provide these services has been enhanced by the stability of the Bank's senior management team.

The Company's common stock is listed and trades on the NASDAQ Global Select Market under the symbol FSBK.

Liquidity and Capital Resources. Liquidity generally refers to the Bank's ability to generate adequate amounts of cash to meet its funding needs. Adequate liquidity guarantees sufficient funds are available to meet deposit withdrawals, fund loan commitments, maintain adequate reserve requirements, pay operating expenses, provide funds for debt service, and meet other general commitments. The Bank maintains its liquidity position under policy guidelines based on liquid assets in relationship to deposits and short-term borrowings. The Bank's primary sources of funds are customer deposits, loan principal and interest payments, proceeds from loan and securities sales, and advances from the Federal Home Loan Bank of Atlanta (the "FHLB"). While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are influenced by interest rates, economic conditions and local competition. The Bank's primary investing activity is originating commercial, consumer and mortgage loans, lease financing receivables and purchases and sales of investment securities. The Bank's primary financing activities are attracting checking, certificate, savings deposits, repurchase agreements and obtaining FHLB advances.

The levels of cash and cash equivalents depend on the Bank's operating, financing, lending and investing activities during any given period. Cash and cash equivalents declined to $32.8 million at December 31, 2011, from $44.4 million at December 31, 2010. The Bank has other sources of liquidity if a need for additional funds arises. Mortgage-backed securities available for sale increased to $138.5 million at December 31, 2011, from $98.6 million at December 31, 2010. During the years ended December 31, 2011 and 2010, the Bank sold and exchanged real estate loans totaling $60.9 million and $87.5 million, respectively. Borrowings consisting of FHLB advances, junior subordinated debentures and retail repurchase agreements declined to $12.4 million at December 31, 2011, from $21.8 million at December 31, 2010. The Bank has pledged its FHLB Atlanta stock and certain loans as collateral for actual or potential FHLB advances. The Bank has credit availability with the FHLB of 20% of the Bank's total assets. The Bank had $153.1 million of credit availability with the FHLB at December 31, 2011, compared to $151.9 million at December 31, 2010.

The Company had $10.3 million of junior subordinated debentures outstanding at both December 31, 2011 and 2010. They were issued in 2003 through a private placement pooled trust preferred securities offering by First South Preferred Trust I, a Delaware statutory trust. The trust preferred securities bear interest at three-month LIBOR plus 2.95% payable quarterly. They have a 30-year maturity and were first redeemable, in whole or in part, on or after September 30, 2008, with certain exceptions. For regulatory purposes, $10.0 million of the trust preferred securities qualifies as Tier 1 capital for the Company and the Bank, to the extent such proceeds have been invested in the Company and the Bank. Proceeds from the trust preferred securities were used by the statutory trust to purchase junior subordinated debentures issued by the Company. See Note 21 of the Notes to Consolidated Financial Statements for additional information

As a North Carolina chartered commercial bank and a Federal Deposit Insurance Corporation (the "FDIC") insured institution, the Bank is required to meet various state and federal regulatory capital standards. The Bank's total regulatory capital was $81.6 million at December 31, 2011, compared to $80.1 million at December 31, 2010. The North Carolina Commissioner of Banks (the "Commissioner") requires the Bank to maintain a capital surplus of not less than 50% of common capital stock. The FDIC requires the Bank to meet a minimum leverage capital requirement of Tier 1 capital (consisting of retained earnings and common stockholders' equity, less any intangible assets) to assets ratio of at least 4%, and a total capital to risk-weighted assets ratio of 8%, of which 4% must be in the form of Tier 1 capital. The Bank was in compliance with all regulatory capital requirements at December 31, 2011 and 2010. See Note 13 of the "Notes to Consolidated Financial Statements" for a description of the Bank's actual regulatory capital amounts and ratios as of December 31, 2011 and 2010.

Stockholders' equity increased to $84.1 million at December 31, 2011, from $79.5 million at December 31, 2010. The Company reported net income of $1.6 million for fiscal 2011, compared to a net operating loss of $2.4 million for fiscal 2010. There were 9,751,271 shares of common stock outstanding at both December 31, 2011 and 2010, net of 1,502,951 treasury shares.

Interest Rate Risk. Interest rate risk reflects the risk of economic loss resulting from changes in interest rates. The risk of loss can be reflected in diminished and/or reduced potential net interest income in future periods. Interest rate risk arises primarily from interest rate risk inherent in lending and deposit taking activities. The Bank considers interest rate risk to be a significant risk, which could potentially have a material impact on operating earnings. Interest rate risk is measured by computing estimated changes in net interest income and the economic value of equity ("EVE") of the cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The Bank's exposure to interest rates is reviewed on a quarterly basis by management and the Board. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the potential change in net interest income and EVE in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of assets and liabilities. If estimated changes to net interest income and EVE are not within Board established target risk tolerance limits, the Board may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within the approved target limits.

The EVE calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

EVE represents the economic value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. The interest rate sensitivity analysis assesses the potential loss in risk sensitive instruments in the event of sudden and sustained 1% to 4% increases and decreases in market interest rates. With the Federal Reserve's current policy of continuing to hold interest rates at lower levels, it is not foreseeable that interest rates can decline below zero if downward rate environment assumptions were run. Any data produced by these assumptions would not be reliable. Therefore, the Bank will not run any downward rate assumptions until interest rates increase. The Board has adopted an interest rate risk management policy that establishes maximum increases in net interest income of 10%, 20%, 29% and 34%; and maximum decreases in EVE of 10%, 19%, 27% and 32% in the event of sudden and sustained 1% to 4% increases in market interest rates.

Table 1 below presents a static simulation projection of changes in EVE and net interest income, before provision for credit losses ("PCL"), only in the event of sudden and sustained increases in market interest rates for the various rate shock levels at December 31, 2011. At December 31, 2011, the Bank's estimated changes in EVE and net interest income were within the Board established target limits.

Table 1 - Projected Change in EVE and Net Interest Income

	Economic Value of Portfolio Equity			Net Interest Income Before PCL		
Change in Rates	Amount	Change	% Change	Amount	Change	% Change
			(Dollars in thousands)			
+ 400 bp	$63,962	$(27,823)	(30.3)%	$33,081	$1,998	6.4%
+ 300 bp	72,530	(19,255)	(21.0)	32,332	1,249	4.0
+ 200 bp	80,977	(10,818)	(11.8)	31,594	511	1.6
+ 100 bp	88,824	(2,961)	(3.2)	31,049	(34)	(0.2)
Base	91,785	-	-	31,083	-	-

Certain shortcomings are inherent in the method of analysis presented in Table 1. For example, although certain assets and liabilities may have similar maturities to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods due to refinance activity if market interest rates remain at or decrease below current levels. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. Also, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an increase in interest rates.

The Bank uses interest sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-sensitive assets exceeds the amount of interest-sensitive liabilities, and is considered negative when the amount of interest-sensitive liabilities exceeds the amount of interest-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. The Bank's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

Asset/Liability Management. The Bank strives to maintain consistent net interest income and reduce its exposure to adverse changes in interest rates by matching the terms to repricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also impact interest income and interest expense. The Bank's net interest income will generally increase when interest rates rise over an extended period of time, and conversely, will decrease when interest rates decline. The Bank can significantly influence its net interest income by controlling the increases and decreases in its interest income and interest expense, which are primarily caused by changes in market interest rates.

Interest rate risk and trends, liquidity and capital ratio requirements are reported to the Board of Directors (the "Board") on a regular basis. The Board reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board with respect to the Bank's asset and liability goals and strategies.

A primary component in managing interest rate risk is based on the volume of interest sensitive assets such as commercial loans, consumer loans and lease financing receivables. Commercial loans, consumer loans and lease receivables declined to $473.2 million at December 31, 2011, from $569.7 million at December 31, 2010. The Bank also had $6.4 million of loans held for sale at December 31, 2011, compared to $4.5 million at December 31, 2010. Depending on conditions existing at a given time, the Bank may sell fixed-rate residential mortgage loans in the secondary market. In managing its portfolio of investment securities, a majority of mortgage-backed securities are held as available for sale, allowing the Bank to sell a security in a timely manner should an immediate liquidity need arise. Mortgage-backed securities classified as available for sale increased to $138.5 million at December 31, 2011, from $98.6 million at December 31, 2010.

The Bank uses interest sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-sensitive assets exceeds the amount of interest-sensitive liabilities, and is considered negative when the amount of interest-sensitive liabilities exceeds the amount of interest-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. The Bank's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

Rate/Volume Analysis. Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume on average interest-earning assets and average interest-bearing liabilities.

Table 2 below represents the extent to which changes in interest rates and changes in the volume of average interest-earning assets and average interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. For each category of average interest-earning asset and average interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in volume); and (iv) net change (total of the previous columns).

Analysis of Net Interest Income. Net interest income primarily represents the difference between income derived from interest-earning assets and interest expense on interest-bearing liabilities. Net interest income is affected by both the difference between the yield on earning assets and the average cost of funds ("interest rate spread"), and the relative volume of interest-earning assets, interest-bearing liabilities and noninterest-bearing deposits.

Table 3 below sets forth certain information relating to the Company's Statements of Financial Condition and Statements of Operations for the years ended December 31, 2011, 2010, and 2009, reflecting the yield on average earning assets and the average cost of funds for the periods indicated. Average balances are derived from month end balances. The Company does not believe that using month end balances rather than average daily balances has caused any material difference in the information presented.

The decline in net interest income results primarily from the decline in market interest rates and the decline in the volume of average earning assets. The decline in market interest rates has been significantly influenced by the Federal Reserve's current policy of holding interest rates at record low levels in efforts to stimulate current economic conditions. The decline in the volume of earning assets has been influenced by a slowdown in loan originations due to the current recessionary economic environment, and the current volume of nonperforming loans and other real estate owned, as discussed below.

Table 2 – Rate/Volume Analysis

	Year Ended December 31, 2011 vs. 2010				Year Ended December 31, 2010 vs. 2009			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	(In thousands)							
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest income:								
Loans receivable	$ (4,000)	$ (470)	$ 48	$ (4,422)	$ (4,924)	$ (1,619)	$ 176	$ (6,367)
Investment securities	0	0	0	0	(634)	(634)	634	(634)
Mortgage-backed securities	1,031	(192)	(50)	789	1,256	(277)	(111)	868
Other interest-earning assets	5	53	7	65	18	(62)	(12)	(56)
Total earning assets	(2,964)	(609)	5	(3,568)	(4,284)	(2,592)	687	(6,189)
Interest expense:								
Deposits	(270)	(869)	28	(1,111)	(604)	(5,796)	242	(6,158)
FHLB advances	(355)	70	(66)	(351)	(837)	(60)	41	(856)
Other interest-bearing liabilities	(10)	9	0	(1)	(59)	(2)	0	(61)
Total interest-bearing liabilities	(635)	(790)	(38)	(1,463)	(1,500)	(5,858)	283	(7,075)
Change in net interest income	$ (2,329)	$ 181	$ 43	$ (2,105)	$ (2,784)	$ 3,266	$ 404	$ 886

Table 3 – Yield/Cost Analysis

	Year Ended December 31, 2011			Year Ended December 31, 2010			Year Ended December 31, 2009		
				(Dollars in thousands)					
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest earning assets:									
Loans receivable	$560,702	$34,422	6.14 %	$625,065	$38,844	6.21 %	$701,466	$45,211	6.45 %
Investment securities	0	0	0.00	0	0	0.00	16,204	634	3.91
Mortgage-backed securities	115,898	4,780	4.12	92,097	3,991	4.33	65,681	3,123	4.75
Other interest-earning assets	23,581	101	0.43	20,912	36	0.17	17,548	92	0.52
Total earning assets	700,181	39,303	5.61	738,074	42,871	5.81	800,899	49,060	6.13
Nonearning assets	79,188			73,668			65,605		
Total assets	$779,369			$811,742			$866,504		
Interest bearing liabilities:									
Time deposits	$410,456	6,988	1.70	$435,509	8,024	1.84	$465,913	14,148	3.04
Demand deposits	140,440	183	0.13	137,136	248	0.18	132,226	264	0.20
Savings	26,774	19	0.07	24,423	29	0.12	24,921	47	0.19
FHLB advances	769	26	3.38	13,231	377	2.85	41,154	1,233	3.00
Junior subordinated debentures	10,310	334	3.24	10,310	334	3.24	10,310	390	3.78
Repurchase agreements	2,184	6	0.25	2,546	7	0.25	4,775	12	0.25
Total interest-bearing liabilities	590,933	7,556	1.28	623,155	9,019	1.45	679,299	16,094	2.37
Noninterest bearing demand deposits	99,752	0	0.00	94,700	0	0.00	90,599	0	0.00
Total sources of funds	690,685	7,556	1.09	717,855	9,019	1.26	769,898	16,094	2.09
Other liabilities and stockholders'equity:									
Other liabilities	7,226			7,035			8,477		
Stockholders' equity	81,458			86,852			88,129		
Total liabilities and stockholders' equity	$779,369			$811,742			$866,504		
Net interest income		$31,747			$33,852			$32,966	
Interest rate spread (1)			4.52 %			4.55 %			4.04 %
Net yield on earning assets (2)			4.53 %			4.59 %			4.12 %
Ratio of earning assets to interest bearing liabilities			118.49 %			118.44 %			117.90 %

(1) Represents the difference between the yield on earning assets and the average cost of funds.
(2) Represents the net interest income divided by average earning assets.

Results of Operations

Comparison of Financial Condition at December 31, 2011 and 2010.

Total assets declined to $746.9 million at December 31, 2011, from $797.2 million at December 31, 2010. Average earning assets declined to $700.2 million for the year ended December 31, 2011, from $738.1 million for the year ended December 31, 2010, reflecting a net decline in the volume of the commercial loan, consumer loan and leases receivable portfolios. The ratio of earning assets to total assets increased to 91.2% at December 31, 2011, from 87.4% at December 31, 2010.

Mortgage-backed securities increased to $138.5 million at December 31, 2011, from $98.9 million at December 31, 2010. The Bank purchased $23.1 million of mortgage-backed securities available for sale during 2011, compared to none purchased during 2010. The Bank securitized $37.2 million of mortgage loans held for sale into mortgage-backed securities during 2011, compared to $48.4 million securitized during 2010. Loan securitizations help support a more balanced sensitivity to future interest rate changes and provide additional funds for maintaining adequate liquidity levels. The Bank sold $11.9 million mortgage-backed securities available for sale in 2011, compared to $37.8 million sold in 2010. Proceeds from sales of mortgage-backed securities are used in daily liquidity management activities including funding borrowing maturities, deposit withdrawals or are reinvested into new investment securities or short-term interest bearing overnight funds.

Loans and lease receivables, net of the allowance for loan and lease losses and deferred loan fees, declined to $525.2 million at December 31, 2011, from $606.1 million at December 31, 2010. The Bank originates both secured and unsecured commercial and consumer loans and adjustable rate mortgage loans, to take advantage of shorter terms to maturity and the ability to better manage exposure to market and interest rate risk due to changes in interest rates. The Bank also sells selected mortgage loans in the secondary mortgage market in order to reduce its exposure to interest rate and credit risk, while retaining servicing rights to generate additional fee income. Loans serviced for others increased to $319.4 million at December 31, 2011, from $318.2 million serviced at December 31, 2010.

Commercial loans declined to $389.2 million at December 31, 2011, from $479.1 million at December 31, 2010, reflecting the net of principal repayments, valuation adjustments and a reduction in the volume of new loan originations. Certain commercial loans were the subject of foreclosure during 2011 and transferred to other real estate owned, as discussed below. The Bank has restricted originating new acquisition and development loans, lot loans or land loans. The Bank has also restricted originating speculative construction loans, and has limited most new construction lending to those with contracts or pre-sales and to builders who hold lot inventory financed by the Bank, with limited exceptions as approved by credit administration. Consumer loans declined to $76.4 million at December 31, 2011, from $82.5 million at December 31, 2010; while lease receivables declined to $7.6 million at December 31, 2011, from $8.1 million at December 31, 2010. Commercial loan, consumer loan and lease receivables originations declined to $44.5 million during fiscal 2011, from $96.1 million originated during fiscal 2010.

Residential mortgage loans increased to $68.2 million at December 31, 2011, from $56.5 million at December 31, 2010, reflecting the net effect of principal repayments, originations, sales and securitizations. The Bank originated $74.6 million of held for sale residential mortgage loans during 2011, compared to $95.1 million originated during 2010. The Bank also originated $20.5 million of residential mortgage loans for investors during 2011, compared to $26.0 million originated for investors during 2010. The Bank sold $23.7 million of loans held for sale during 2011, compared to $39.1 million sold during 2010. Loan sales help reduce exposure to future interest rate changes, provide funds for new loan originations and deposit withdrawals, and support daily liquidity management activities.

Nonperforming loans, including nonperforming restructured loans, increased to $43.0 million at December 31, 2011, from $41.3 million at December 31, 2010. The current level of nonperforming loans, consisting primarily of residential and commercial real estate loans, is attributable to the current economic environment and the financial stress of certain borrowers. Downward pressure has impacted the market values of housing and other real estate, significantly impacting property values in the Bank's market area and credit quality of certain borrowers. Management has thoroughly evaluated all nonperforming loans and believes they are either well collateralized or adequately reserved. However, there can be no assurance in the future that regulators, increased credit risks in the loan portfolio, further declines in economic conditions and other factors will not require additional fair value adjustments to the nonperforming loans. The Bank's unrecognized interest on nonperforming loans was $1.5 million at both December 31, 2011 and December 31, 2010. The ratio of non-performing loans to total loans increased to 8.0% at December 31, 2011, from 6.6% at December 31, 2010. See *Provision for Credit Losses* and *Allowance for Credit Losses* below for additional discussion.

Other real estate owned increased to $17.0 million at December 31, 2011, from $11.6 million at December 31, 2010, reflecting foreclosures of certain real estate properties, net of sales. Other real estate owned consists of residential and commercial properties, developed building lots and a developed residential subdivision. Based on fair value analysis, the Bank believes the adjusted carrying values of these properties are representative of their fair market values, although there can be no assurances that the ultimate sales will be equal to or greater than the carrying values. The Bank recorded $2.5 million of fair value adjustments to other real estate owned in 2011, compared to $3.2 million in 2010. See Notes 1and 6 of the Notes to Consolidated Financial Statements for additional information.

Goodwill related to prior period acquisitions was $4.2 million at December 31, 2011 and 2010, respectively, and is not amortized according to provisions of financial accounting standards. The unamortized balance of the Company's goodwill is tested for impairment annually. The Company has performed annual impairment testing and determined there was no goodwill impairment as of December 31, 2011 or December 31, 2010.

Total deposits declined to $642.6 million at December 31, 2011, from $689.5 million at December 31, 2010. The Bank continues to compete in its market area for lower cost core demand deposits. During 2011 and amid intense competition, demand accounts increased to $243.7 million at December 31, 2011, from $234.5 million at December 31, 2010. Certificates of deposit declined to $369.9 million at December 31, 2011, from $430.5 million at December 31, 2010. The Bank attempts to manage its cost of deposits by monitoring the volume and rates paid on maturing certificates of deposits in relationship to current funding needs and market interest rates. The Bank did not renew certain higher rate maturing time deposits during 2011 and was able to reprice new and maturing time deposits at lower rates. The Bank may also use lower costing FHLB borrowings as a funding source, providing an effective means of managing its overall cost of funds.

Total borrowings declined to $12.4 million at December 31, 2011, from $21.8 million at December 31, 2010. The Bank had no FHLB advances at December 31, 2011, compared to $10.0 million at December 31, 2010. The Bank repaid the $10.0 million FHLB advance during 2011. Junior subordinated debentures were $10.3 million at both December 31, 2011 and 2010. Repurchase agreements representing funds held in cash management accounts for commercial banking customers increased to $2.1 million at December 31, 2011, from $1.5 million at December 31, 2010.

Stockholders' equity increased to $84.1 million at December 31, 2011, from $79.5 million at December 31, 2010, reflecting the net effect of annual earnings and changes in accumulated other comprehensive income. The Company's equity to assets ratio increased to 11.3% at December 31, 2011, from 10.0% at December 31, 2010. Accumulated other comprehensive income increased to $3.7 million at December 31, 2011, from $631,000 at December 31, 2010, reflecting an increase in unrealized gains on available for sale securities, net of deferred income taxes.

The Company paid no quarterly cash dividends in 2011, compared to three quarterly cash dividend payments in 2010, totaling $0.49 per share. In order to preserve the Bank's capital during the currently stressed economic environment, the Company suspended quarterly cash dividend payments in December 2010. The Board will continue to review the status of future dividend payments, which will depend upon the Company's financial condition, earnings, equity structure, capital needs, economic conditions and regulatory requirements.

The Company did not purchase any shares of its common stock during 2011 or 2010. Shares purchased are held as treasury stock, at cost. Treasury shares were 1,502,951 totaling $32.0 million at both December 31, 2011 and 2010. Treasury shares are used for general corporate purposes including the exercise of stock options and funding shares for potential future stock splits. No shares were issued from the exercise of stock options during 2011, compared to 8,975 shares issued during 2010. No shares were tendered to pay the exercise price and income taxes incident to stock option exercises during 2011 or 2010.

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010.

General. The Company reported net income of $1.6 million for the year ended December 31, 2011, compared to a net operating loss of $2.4 million for the year ended December 31, 2010. The net income per diluted common share was $0.16 per share for 2011, compared to net loss per diluted common share of $0.24 per share for 2010.

The volume of net earnings during 2011 was influenced by the amount of provisions for credit losses required to replenish net charge-offs; a decline in the volume of earning assets and an increase in the volume of non-earning assets between the respective reporting periods; while being partially offset by a reduction in interest funding expense.

The current economy continues to present a challenging credit environment for the Bank, for its customers and for the banking industry. The Bank continues to monitor and evaluate all significant loans in its portfolio, and will continue to manage its credit risk exposure in anticipation of future stabilization of the real estate market. Management believes competition and pricing pressures will continue on both deposits and loans into 2012. The amount and timing of any future Federal Reserve rate adjustments remains uncertain, and may further impact the Bank if those adjustments are significant.

As the Bank manages through the current economic cycle, it remains focused on long-term strategies. These strategies include remediating problem assets, maintaining adequate levels of capital and liquidity, improving efficiency in operations, building core customer relationships and improving franchise value along with stockholder value. The Bank continues to maintain a strong capital position in excess of the well-capitalized regulatory guidelines, and combined with strengthening of the allowance for credit losses should enhance future earnings as economic conditions substantially improve.

Two performance ratios are return on average assets (ROA) and return on average equity (ROE). ROA increased to 0.2% for 2011, from (0.3)% for 2010; while ROE increased to 1.9% for 2011, from (2.7)% for 2010. These ratios were negatively impacted in 2010 based on the reported net operating loss. The efficiency ratio (noninterest expenses as a percentage of net interest income plus noninterest income) increased to 67.8% for 2011, from 59.7% for 2010. The efficiency ratio measures the proportion of net operating revenues that are absorbed by overhead expenses, that have increased during the reporting periods primarily due to costs associated with other real estate owned.

Interest Income. Interest income declined to $39.3 million for 2011, from $42.9 million for 2010. This decline was influenced by the decline in the volume of average earning assets and continued lower interest rates during the reporting periods. The average balance of interest-earning assets declined to $700.2 million for 2011, from $738.1 million for 2010. The yield on average interest-earning assets declined to 5.6% for 2011, from 5.8% for 2010.

Interest Expense. Interest expense declined to $7.6 million for 2011, from $9.0 million for 2010. The decline in interest expense during 2011 reflects the decline in interest rates paid for funds and a decline in the volume of average interest-bearing liabilities. The average balance of interest-bearing liabilities declined to $590.9 million for 2011, from $623.2 million for 2010. The average balance of noninterest-bearing demand deposits increased to $99.8 million for 2011, from $94.7 million for 2010. The average cost of funds, including noninterest-bearing deposits, declined to 1.1% for 2011, from 1.3% for 2010. This decline reflects a combination of lower interest rates, the repayment of higher costing borrowings and management's efforts of controlling the Bank's deposit cost.

Net Interest Income. Net interest income declined to $31.7 million for 2011, from $33.9 million for 2010. The decline in net interest income during 2011 is primarily attributable to lower market interest rates and greater decline in the volume of interest-earning assets than in interest-bearing liabilities. The net yield on interest-earning assets (net interest income divided by average interest-earning assets) declined marginally to 4.5% for 2011, from 4.6% for 2010. The Bank's interest rate spread (the difference between the effective yield on average interest-earning assets and the effective average cost of funds) also declined marginally to 4.5% for 2011, from 4.6% for 2010. See "Table 2 - Rate/Volume Analysis" and "Table 3 - Yield/Cost Analysis" above for additional information on interest income, interest expense, net interest income, average balances and yield/cost ratios.

Provision for Credit Losses. The Bank provided $10.8 million for credit losses in 2011, compared to $22.2 million provided in 2010. These provisions were necessary to replenish net charge-offs of $14.4 million for 2011, compared to $16.8 million for 2010, in order to bring the allowance for credit losses to an appropriate level in consideration of the inherent risk identified in the loan and lease portfolio and to provide support for the current volume of nonperforming loans discussed above.

Allowance for Credit Losses. The Bank maintains allowances for loan and lease losses and unfunded loan commitments (collectively the "allowance for credit losses") at levels it believes are adequate to absorb probable losses inherent in the loan and lease portfolio and in unfunded loan commitments. The Bank has developed policies and procedures for assessing the adequacy of the allowance for credit losses that reflect the assessment of credit risk and impairment analysis. This assessment includes an analysis of qualitative and quantitative trends in the levels of classified loans. In developing this analysis, the Bank relies on historical loss experience, valuation estimates and exercises judgment in assessing credit risk exposure. Future assessments of credit risk may yield different results, depending on changes in market values and qualitative and quantitative trends, which may require increases or decreases in the allowance for credit losses.

The Bank uses a variety of modeling, calculation methods and estimation tools for measuring credit risk and performing impairment analysis, which is the basis used in developing the allowance for credit losses. The factors supporting the allowance for credit losses do not diminish the fact that the entire allowance is available to absorb probable losses. The Bank's principal focus is on the adequacy of the total allowance for credit losses. Based on the overall credit quality of the loan and lease receivable portfolio, the Bank believes it has established the allowance for credit losses pursuant to accounting principles generally accepted in the United States of America, and has taken into account current market values, the views of its regulators and the current economic environment. Management evaluates the information upon which it bases the allowance for credit losses quarterly and believes their accounting decisions remain accurate. However, there can be no assurance in the future that regulators, increased risks in its loans and leases portfolio, changes in economic conditions and other factors will not require additional adjustments to the allowance for credit losses.

The allowance for credit losses was $15.4 million at December 31, 2011, compared to $19.1 million at December 31, 2010. The ratio of the allowance for credit losses to total loans and leases was 2.9% at December 31, 2011, compared to 3.0% at December 31, 2010, which management believes is appropriate. See Notes 1, 3 and 4 of the Notes to Consolidated Financial Statements for additional information about the allowance for credit losses.

Noninterest Income. Noninterest income declined to $9.4 million for 2011, from $10.8 million for 2010. Noninterest income consists of fees, service charges and servicing fees earned on loans, service charges and insufficient funds fees collected on deposit accounts, gains from loan and securities sales and other miscellaneous income. The Bank strives to maintain a consistent level of revenue across loan and deposit service offerings. Fees, service charges and loan servicing fees declined to $6.8 million for 2011, from $7.6 million for 2010. Fees, service charges and loan servicing fees are influenced by the volume of loans receivable and deposits outstanding, the volume of various types of loan and deposit account transactions processed, the volume of loans serviced for others and the collection of related fees and service charges.

Gains from mortgage loan sales were $864,000 for 2011, compared $1.2 million for 2010. Proceeds from the sale of loans held for sale was $23.7 million in 2011, compared to $39.1 million sold in 2010. The Bank sells certain held for sale fixed-rate mortgage loans to reduce its exposure to future interest rate and credit risk, while retaining certain other held for sale mortgage loans for future securitization into available for sale mortgage-backed securities. In addition, the sale of mortgage loans also provides liquidity necessary to support the Bank's operating, financing and lending activities.

Gains from the sale of mortgage-backed securities available for sale declined to $519,000 for 2011, from $1.7 million for 2010. The Bank sold $11.9 million of mortgage-backed securities available for sale during 2011, compared to $37.8 million sold during 2010. The Bank recorded net losses from the sales of other real estate owned of $68,000 for 2011, compared to $523,000 for 2010, in management's best efforts to convert these nonperforming assets into earning assets. The Bank sold $5.7 million of other real estate owned during 2011, compared to $12.6 million sold during 2010.

Noninterest Expenses. Noninterest expenses increased to $28.0 million for 2011, from $26.7 million for 2010. Compensation and fringe benefits, the largest component of these expenses, declined to $14.9 million in 2011, from $15.6 million in 2010. The Bank's full-time equivalent employees declined to 251 at December 31, 2011, from 281 at December 31, 2010, reflecting management's efforts of controlling human resources costs, while simultaneously maintaining sufficient staffing levels necessary to support retail customer service, credit administration and banking operations. FDIC insurance premiums were $1.2 million for both 2011 and 2010, reflecting the volume of insured deposit accounts during the respective reporting periods, and changes in the FDIC's deposit insurance assessment calculation. The FDIC changed their deposit insurance assessment calculation during 2011 to be based on assets and tier one capital versus on deposits. Expenses attributable to valuation adjustments, renovating, maintenance and property taxes paid for the current volume of other real estate owned properties increased to $2.0 million for 2011, from to $534,000 for 2010. Other noninterest expenses including premises and equipment, advertising, data processing, repairs and maintenance, office supplies, professional fees, taxes and insurance, etc., have remained relatively consistent during the respective reporting periods.

Income Taxes. The Company recorded an $848,000 income tax expense for 2011, compared to a $1.8 million income tax benefit for 2010. Pretax income increased to $2.4 million for 2011, from a pretax operating loss of $4.2 million for 2010. Changes in the amount of income tax expense or benefit reflect changes in pretax income or loss, deductible expenses, the application of permanent and temporary differences and the applicable income tax rates in effect during each period. The effective income tax expense rate for 2011 was 35.3%, compared to an effective income tax benefit rate of 43.1% for 2010. See Note 12 of the Notes to Consolidated Financial Statements for additional information.

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009.

General. The Company reported a net operating loss of $2.4 million for the year ended December 31, 2010, compared to net income of $7.0 million for the year ended December 31, 2009. The net loss per diluted common share was $0.24 per share for 2010, compared to net income per diluted common share of $0.72 per share for 2009.

The decline in net earnings during 2010 resulted primarily from the increased volume of provisions for credit losses required to replenish net charge-offs and to strengthen the allowance for credit losses, and changes in the volume of earning and non-earning assets between the respective reporting periods, while being partially offset by an increase in net interest income and a consistent level of non-interest income.

Return on average assets (ROA) and return on average equity (ROE), were negatively impacted in 2010 based on the reported net operating loss. ROA declined to (0.3)% for 2010, from 0.8% for 2009; while ROE declined to (2.7)% for 2010, from 8.0% for 2009. The efficiency ratio (noninterest expenses as a percentage of net interest income plus noninterest income) increased to 59.7% for 2010, from 57.6% for 2009.

Interest Income. Interest income declined to $42.9 million for 2010, from $49.1 million for 2009. This decline was impacted by lower interest rates during 2010; the increased volume of nonperforming loans; the decline in the volume of average earning assets; a slowdown of loan originations; and increased volume of other real estate owned. The average balance of interest-earning assets declined to $738.1 million for 2010, from $800.9 million for 2009. The yield on average interest-earning assets declined to 5.8% for 2010, from 6.1% for 2009.

Interest Expense. Interest expense declined to $9.0 million for 2010, from $16.1 million for 2009. This decline reflects the decline in interest rates paid for funds and a decline in the volume of average interest-bearing liabilities. Average interest-bearing liabilities declined to $623.2 million for 2010, from $679.3 million for 2009. Average noninterest-bearing demand deposits increased to $94.7 million for 2010, from $90.6 million for 2009. The average cost of funds, including noninterest-bearing deposits, declined to 1.3% for 2010, from 2.1% for 2009, reflecting a combination of lower interest rates, the repayment of higher costing borrowings and management's efforts to control the Bank's funding cost.

Net Interest Income. Net interest income increased to $33.9 million for 2010, from $33.0 million for 2009. The increase in net interest income during 2010 is primarily attributable to lower market interest rates and management's efforts to control funding cost. The net yield on interest-earning assets increased to 4.6% for 2010, from 4.1% for 2009. The interest rate spread increased to 4.6% for 2010, from 4.0% for 2009.

Provision for Credit Losses. The Bank recorded $22.2 million of provisions for credit losses during 2010, compared to $7.2 million provided in 2009. These provisions were necessary to replenish net charge-offs of $16.8 million for 2010, compared to $5.4 million for 2009, and to maintain the allowance for credit losses at an appropriate level in consideration of the inherent risk identified in the loan and lease portfolio, while providing support for the current volume of nonperforming loans previously discussed.

The Bank maintains allowances for loan and lease losses and unfunded loan commitments (collectively the "allowance for credit losses") based on management's evaluation of the risk inherent in the loan and lease portfolio and past loss experience. The allowance for credit losses was $19.1 million at December 31, 2010, compared to $13.7 million at December 31, 2009. The ratio of the allowance for credit losses to total loans and leases was 3.0% at December 31, 2010, compared to 2.0% at December 31, 2009, which the Bank believes is appropriate.

Noninterest Income. Noninterest income declined to $10.8 million for 2010, from $11.0 million for 2009. During 2010 and 2009, the Bank maintained a consistent level of revenue across loan and deposit service offerings. Fees, service charges and loan servicing fees declined to $7.6 million for 2010, from $8.1 million for 2009. Fees, service charges and loan servicing fees are attributable to the volume of various types of loan and deposit account transactions processed, the volume of loans serviced for others and the collection of related fees and service charges.

Gains from mortgage loan sales were $1.2 million for both 2010 and 2009. Proceeds from sales of loans were $39.1 million for 2010, compared to $34.3 million for 2009. Gains from sales of investment and mortgage-backed securities increased to $1.7 million for 2010, from $918,000 for 2009. The Bank sold $38.3 million of these securities during 2010, compared to $20.9 million sold in 2009. The Bank recorded losses from the sales of other real estate owned of $523,000 for 2010, compared to $201,000 for 2009. The Bank sold $12.6 million of other real estate owned during 2010, compared to $10.5 million sold during 2009.

Noninterest Expenses. Noninterest expenses increased to $26.7 million for 2010, from $25.3 million in 2009. The largest component of these expenses, compensation and fringe benefits, increased to $15.6 million in 2010 from $14.1 million in 2009. Full-time equivalent employees increased to 281 at December 31, 2010, from 278 at December 31, 2009, reflecting staffing levels necessary to support retail customer service, credit administration and banking operations. The increase also includes increased costs of employee group health insurance, retirement benefits and an expanded training program. FDIC insurance premiums declined to $1.2 million for 2010 from $1.3 million for 2009, reflecting the volume of insured deposit accounts and the FDIC's risk-based deposit insurance premiums. Expenses attributable to maintaining other real estate owned declined to $534,000 for 2010 from to $905,000 for 2009. Other noninterest expenses including premises and equipment, advertising, data processing, repairs and maintenance, office supplies, professional fees, taxes and insurance, etc., have remained relatively consistent during the respective periods.

Income Taxes. The Company recognized a $1.8 million income tax benefit for 2010, compared to income tax expense of $4.4 million for 2009. The pretax operating loss was $4.2 million for 2010, compared to pretax income of $11.4 million for 2009. Changes in the amount of income tax expense or benefit reflect changes in pretax income or loss, deductible expenses, the application of permanent and temporary differences and the applicable income tax rates in effect during each period. The effective income tax benefit rate was 43.1% for 2010, compared to an effective income tax expense rate of 38.3% for 2009.

Impact of Inflation and Changing Prices. The consolidated financial statements of the Company and accompanying footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America. They require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Accounting Standards Codification™. The Financial Accounting Standards Board ("FASB") has issued the *FASB Accounting Standards Codification*™ (the "Codification") as the source of authoritative accounting principles generally accepted in the United States of America ("GAAP") recognized by the FASB to be applied to nongovernmental entities. All previous US GAAP standards issued by a standard setter are superseded and all other accounting literature not included in the Codification will be considered non authoritative. See Note 1 of the Notes to Consolidated Financial Statements for additional information on recent accounting pronouncements and changes in accounting principles, the respective effective and adoption dates, and the expected impact on the Company's consolidated financial statements.

Off-Balance Sheet Arrangements. The Bank is a party to certain financial instruments with off-balance sheet risk, to which in the normal course of business, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. See Item 1. Business –"Lending Activities – Unfunded Commitments Composition" and Note 16 of the Notes to Consolidated Financial Statements for additional information.

Controls and Procedures. As of December 31, 2011, management of the Company performed an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded to the best of their knowledge and belief that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. It should be noted that the design of the Company's disclosure controls and procedures is based in part upon certain reasonable assumptions about the likelihood of future events, and there can be no reasonable assurance that any design of disclosure controls and procedures will succeed in achieving its stated goals under all potential future conditions, regardless of how remote, but the Company's chief executive and chief financial officer have concluded to the best of their knowledge and belief that the Company's disclosure controls and procedures are, in fact, effective at a reasonable assurance level.

In addition, there have been no changes in the Company's internal control over financial reporting identified in connection with the evaluation described above that occurred during the Company's last fiscal year, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Turlington and Company, L.L.P.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders
First South Bancorp, Inc.
Washington, North Carolina

We have audited the accompanying consolidated statements of financial condition of First South Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. First South Bancorp, Inc. and Subsidiary's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First South Bancorp, Inc. and Subsidiary at December 31, 2011 and 2010 and the results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First South Bancorp, Inc. and Subsidiary's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2012 expressed an unqualified opinion.

Turlington and Company, L.L.P.

Lexington, North Carolina

March 28, 2012

509 East Center Street • Post Office Box 1697 • Lexington, North Carolina 27293-1697
Office: 336-249-6856 • Facsimile: 336-248-8697

1338 Westgate Center Drive • Winston-Salem, North Carolina 27103
Office: 336-765-2410 • Facsimile: 336-765-6241

www.turlingtonandcompany.com

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and due from banks	$ 14,298,146	$ 14,684,377
Interest-bearing deposits in financial institutions	18,476,173	29,749,236
Mortgage-backed securities - available for sale	138,515,210	98,637,742
Mortgage-backed securities - held for investment	-	244,836
Loans receivable, net		
Held for sale	6,435,983	4,464,040
Held for investment	533,960,226	620,440,530
Allowance for loan and lease losses	(15,194,014)	(18,830,288)
Loans and leases receivable, net	525,202,195	606,074,282
Premises and equipment, net	11,679,430	9,162,538
Other real estate owned	17,004,874	11,616,390
Federal Home Loan Bank of Atlanta stock, at cost which approximates market	1,886,900	3,474,900
Accrued interest receivable	2,210,314	2,336,527
Goodwill	4,218,576	4,218,576
Mortgage servicing rights	1,237,161	1,357,659
Identifiable intangible assets	70,740	102,180
Income tax receivable	2,194,677	2,864,993
Prepaid expenses and other assets	9,946,459	12,721,610
Total assets	$ 746,940,855	$ 797,245,846
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 243,719,526	$ 234,501,026
Savings	28,988,522	24,498,789
Large denomination certificates of deposit	195,429,182	222,578,449
Other time	174,479,477	207,886,450
Total deposits	642,616,707	689,464,714
Borrowed money	2,096,189	11,503,110
Junior subordinated debentures	10,310,000	10,310,000
Other liabilities	7,804,687	6,454,818
Total liabilities	662,827,583	717,732,642
Commitments and contingencies (Note 16)		
Common stock, $.01 par value, 25,000,000 shares authorized; 11,254,222 shares issued; 9,751,271 shares outstanding	97,513	97,513
Additional paid-in capital	35,815,098	35,795,586
Retained earnings, substantially restricted	76,510,081	74,956,772
Treasury stock, at cost	(31,967,269)	(31,967,269)
Accumulated other comprehensive income, net	3,657,849	630,602
Total stockholders' equity	84,113,272	79,513,204
Total liabilities and stockholders' equity	$ 746,940,855	$ 797,245,846

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Interest income			
Interest and fees on loans	$ 34,422,548	$ 38,843,771	$ 45,211,260
Interest and dividends on investments and deposits	4,880,827	4,027,268	3,848,639
Total interest income	39,303,375	42,871,039	49,059,899
Interest expense			
Interest on deposits	7,189,999	8,301,551	14,459,345
Interest on borrowings	31,965	384,161	1,244,664
Interest on junior subordinated debentures	334,219	333,689	389,677
Total interest expense	7,556,183	9,019,401	16,093,686
Net interest income before provision for credit losses	31,747,192	33,851,638	32,966,213
Provision for credit losses	10,812,754	22,151,787	7,180,000
Net interest income	20,934,438	11,699,851	25,786,213
Other income			
Fees and service charges	6,067,185	6,864,083	7,377,019
Loan servicing fees	781,881	747,387	679,673
Loss on sale of other real estate owned, net	(68,365)	(523,173)	(200,732)
Gain on sale of mortgage loans	864,233	1,155,690	1,197,029
Gain on sale of mortgage-backed securities	518,614	1,682,453	-
Gain on sale of investment securities	-	2,406	917,866
Other income	1,256,477	915,022	988,865
Total other income	9,420,025	10,843,868	10,959,720
General and administrative expenses			
Compensation and fringe benefits	14,946,438	15,583,817	14,118,842
Federal insurance premiums	1,233,377	1,158,544	1,253,627
Premises and equipment	1,703,121	1,741,462	1,823,628
Advertising	181,121	148,380	123,513
Payroll and other taxes	1,392,526	1,392,624	1,327,449
Data processing	2,558,390	2,576,386	2,452,593
Amortization of intangible assets	542,698	493,785	488,602
Other real estate owned expense	2,040,741	533,512	904,891
Other	3,354,936	3,096,324	2,851,656
Total general and administrative expenses	27,953,348	26,724,834	25,344,801
Income (loss) before income taxes	2,401,115	(4,181,115)	11,401,132
Income tax expense (benefit)	847,806	(1,801,319)	4,365,296
NET INCOME (LOSS)	1,553,309	(2,379,796)	7,035,836
Other comprehensive income (loss), net of taxes	3,027,247	308,325	(857,211)
Comprehensive income (loss)	$ 4,580,556	$ (2,071,471)	$ 6,178,625
Net income (loss) per common share			
Basic	$ 0.16	$ (0.24)	$ 0.72
Diluted	$ 0.16	$ (0.24)	$ 0.72

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2011, 2010 and 2009

	Common stock	Additional paid-in capital	Retained earnings, substantially restricted	Treasury stock	Accumulated other comprehensive income, net	Total
Balance, December 31, 2008	$97,381	$35,924,426	$82,867,095	$(32,247,365)	$1,179,488	$87,821,025
Net income	-	-	7,035,836	-	-	7,035,836
Other comprehensive loss, net	-	-	-	-	(857,211)	(857,211)
Exercise of stock options	42	(62,804)	-	89,291	-	26,529
Tax benefit, stock options exercised	-	4,482	-	-	-	4,482
Stock based compensation expense	-	(24,740)	-	-	-	(24,740)
Dividends ($.80 per share)	-	-	(7,791,817)	-	-	(7,791,817)
Balance, December 31, 2009	97,423	35,841,364	82,111,114	(32,158,074)	322,277	86,214,104
Net loss	-	-	(2,379,796)	-	-	(2,379,796)
Other comprehensive income, net	-	-	-	-	308,325	308,325
Exercise of stock options	90	(131,524)	-	190,805	-	59,371
Tax benefit, stock options exercised	-	2,436	-	-	-	2,436
Stock based compensation benefit	-	83,310	-	-	-	83,310
Dividends ($.49 per share)	-	-	(4,774,546)	-	-	(4,774,546)
Balance, December 31, 2010	97,513	35,795,586	74,956,772	(31,967,269)	630,602	79,513,204
Net income	-	-	1,553,309	-	-	1,553,309
Other comprehensive income, net	-	-	-	-	3,027,247	3,027,247
Stock based compensation benefit	-	19,512	-	-	-	19,512
Balance, December 31, 2011	$97,513	$35,815,098	$76,510,081	$(31,967,269)	$3,657,849	$84,113,272

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Operating activities:			
Net income (loss)	$ 1,553,309	$ (2,379,796)	$ 7,035,836
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Provision for credit losses	10,812,754	22,151,787	7,180,000
Depreciation	712,919	733,974	818,398
Amortization of intangibles	542,698	493,785	488,602
Accretion of discounts on securities, net	-	-	(63,241)
Deferred income taxes	636,624	(3,352,686)	(1,298,149)
Gain on disposal of premises and equipment	(324,034)	(5,796)	(5,566)
Loss on sale of other real estate owned	68,365	523,173	200,732
Gain on sale of loans held for sale	(864,233)	(1,155,690)	(1,197,029)
Gain on sale of mortgage-backed securities available for sale	(518,614)	(1,682,453)	-
Gain on sale of investment securities available for sale	-	(2,406)	(917,866)
Stock based compensation (income) expense	19,512	83,310	(24,740)
Originations of loans held for sale, net	(62,042,722)	(84,218,335)	(109,618,929)
Proceeds from sale of loans held for sale	23,709,162	39,086,569	34,347,308
Other operating activities	4,370,327	4,181,416	(4,018,215)
Net cash used in operating activities	(21,323,933)	(25,543,148)	(67,072,859)
Investing activities:			
Proceeds from maturities of investment securities available for sale	-	-	20,000,000
Proceeds from sale of investment securities available for sale	-	507,406	20,917,866
Purchases of investment securities available for sale	-	-	(5,000,000)
Proceeds from principal repayments of mortgage-backed securities available for sale	14,468,342	10,755,044	10,558,314
Proceeds from sale of mortgage-backed securities available for sale	11,906,109	37,799,475	-
Proceeds from principal repayments of mortgage-backed securities held for investment	-	269,046	318,339
Originations of loans held for investment, net of principal repayments	57,516,432	10,970,396	64,040,224
Proceeds from disposal of premises and equipment	385,050	5,796	11,813
Proceeds from disposal of other real estate owned	5,682,747	12,558,072	10,543,291
Purchase of mortgage-backed securities	(23,087,178)	-	-
Sale of FHLB stock	1,588,000	414,600	(230,900)
Purchase of premises and equipment	(2,539,935)	(1,356,753)	(314,475)
Net cash provided by investing activities	65,919,567	71,923,082	120,844,472
Financing activities:			
Net increase (decrease) in deposit accounts	(46,848,007)	953,656	(27,915,738)
Net decrease in FHLB borrowings	(10,000,000)	(25,000,000)	(10,000,000)
Proceeds from exercise of stock options, net of tax benefit	-	61,807	31,011
Cash paid for dividends	-	(6,722,670)	(7,790,977)
Net change in repurchase agreements	593,079	(877,278)	(5,178,104)
Net cash used in financing activities	(56,254,928)	(31,584,485)	(50,853,808)
Increase (decrease) in cash and cash equivalents	(11,659,294)	14,795,449	2,917,805
Cash and cash equivalents, beginning of year	44,433,613	29,638,164	26,720,359
Cash and cash equivalents, end of year	$ 32,774,319	$ 44,433,613	$ 29,638,164

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

First South Bancorp, Inc. (the "Company") is a bank holding company incorporated under the laws of the Commonwealth of Virginia. First South Bank (the "Bank"), the wholly owned subsidiary of the Company, is organized and incorporated under the laws of the State of North Carolina. The Federal Reserve Board regulates the Company, and the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks regulate the Bank.

The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's wholly owned subsidiary, First South Leasing, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company follows accounting principles generally accepted in the United States of America and general practices within the financial services industry as summarized below:

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid assets such as cash on hand, non-interest bearing deposits and amounts in clearing accounts due from correspondent banks and clearing balances required to be maintained with the Federal Reserve. At times, the Bank places deposits with high credit quality financial institutions in amounts which may be in excess of federally insured limits.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as held for investment ("HFI") and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held for investment securities or trading securities are classified as available for sale ("AFS") securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income, a separate component of equity.

A decline in the market value of any AFS or HFI security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

Premiums and discounts on debt securities are recognized as adjustments to interest income using the interest method over the period to maturity. Gains and losses on the sale of securities are determined using the specific identification method. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

Loans receivable held for investment are stated at the amount of unpaid principal, reduced by an allowance for probable credit losses and net of deferred origination fees. Interest on loans is accrued based on the principal amount outstanding and is recognized using the interest method.

Loan origination fees, as well as certain direct loan origination costs, are deferred. Such costs and fees are recognized as an adjustment to yield over the contractual lives of the related loans.

Commitment fees to originate or purchase loans are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment. Fees for originating loans for other financial institutions are recognized as loan fee income.

A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The Bank uses several factors in determining if a loan is impaired. Internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc.

At December 31, 2011, there were $78.9 million of loans identified as impaired, net of $13.4 million in write-downs, compared to$35.3 million of loans identified as impaired, net of $6.0 million in write-downs at December 31, 2010. The allowance for loan losses included $1.6 million and $3.2 million specifically provided for these impaired loans as of December 31, 2011 and 2010, respectively. Interest income recognized on impaired loans for the years ended December 31, 2011 and 2010 was $3.9 million and $1.1 million, respectively.

The allowance for credit losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or risks in its portfolio will not require further increases in the allowance.

LOANS HELD FOR SALE

Loans originated and intended for sale are carried at the lower of cost or aggregate estimated market value. Net unrealized losses are recognized as charges to income. Gains and losses on sales of whole or participating interests in real estate loans are recognized at the time of sale and are determined by the difference between net sales proceeds and the Bank's carrying value of the loans sold, adjusted for the recognition of any servicing assets retained.

As a part of its normal business operations, the Bank originates mortgage loans that have been approved by secondary investors. The Bank issues a rate lock commitment to a borrower and concurrently "locks-in" with a secondary market investor, under a best efforts delivery mechanism. The terms of the loan are set by the secondary investors and are transferred within a short time period of the Bank initially funding the loan. The Bank receives origination fees from borrowers and servicing release premiums from investors that are recognized when the loan is sold on the Statement of Operations in the line item "Gain on sale of mortgage loans". Between the initial funding of the loans by the Bank and subsequent purchase by the investor, the Bank carries the loans on its Consolidated Statement of Financial Condition at the lower of cost or fair market value.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortization where the payment is generally applied to the oldest payment due. When the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for credit losses until prior charge-offs have been fully recovered.

TROUBLED DEBT RESTRUCTURINGS

The Bank identifies loans for potential restructuring on a loan-by-loan basis using a variety of sources which may include, but are not limited to any one or a combination of the following: being approached or contacted by the borrower to modify loan terms; review of borrower's financial statements indicates borrower may be experiencing financial difficulties; past due payment reports; loans extending past their stated maturity date; and nonaccrual loan reports. Not all loan modifications constitute troubled debt restructurings ("TDRs"). Identifying whether a loan restructuring is a TDR is based upon individual facts and circumstances and requires the use of judgment on a loan-by-loan basis. The Bank must first determine if the borrower is experiencing financial difficulty. A restructuring constitutes a TDR if for economic or legal reasons related to an individual borrower's financial condition, the Bank grants a concession to the borrower that would not otherwise be considered. A restructuring that results in only a delay in payment that is insignificant is not a concession.

OTHER REAL ESTATE OWNED

Assets acquired through loan foreclosure are recorded as other real estate ("OREO") owned at the lower of the estimated fair value of the property less estimated costs to sell at the date of foreclosure or the carrying amount of the loan plus unpaid accrued interest. The carrying amount is subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas costs related to holding the property are expensed. Valuation adjustments recognized during the years ended December 31, 2011, 2010 and 2009 were $2.5 million, $3.2 million and $2.2 million, respectively.

MORTGAGE SERVICING RIGHTS

When mortgage loans, or mortgage-backed securities, are sold, the proceeds are allocated between the related loans and the retained mortgage servicing rights based on their relative fair values.

Servicing assets and liabilities are amortized on a straight line basis over the average period of estimated net servicing income (if servicing revenues exceed servicing costs) or net servicing loss (if servicing costs exceed servicing revenues). All servicing assets or liabilities are assessed for impairment or increased obligation based on their fair value.

The Company recorded amortization of mortgage servicing rights of $511,258, $462,345 and $457,162 for prepayments during the years ended December 31, 2011, 2010 and 2009, respectively. There were no impairments recognized during the years ended December 31, 2011, 2010 and 2009.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation or amortization, if a capital lease. Depreciation and amortization are computed using the straight-line method based on the estimated service lives of the assets. Useful lives range from 10 to 40 years for substantially all premises and from 3 to 20 years for equipment and fixtures.

INVESTMENT IN FEDERAL HOME LOAN BANK STOCK

As a member of the Federal Home Loan Bank of Atlanta ("FHLB"), the Bank is required to invest in Class B capital stock, par value $100, of the FHLB. The FHLB capital stock requirement is based on the sum of a membership stock component totaling 20% of the Bank's total assets plus an activity based stock component of 4.5% of outstanding FHLB advances. At December 31, 2011 and 2010, the Bank owned 18,869 and 34,749 shares of the FHLB's capital stock, respectively. The Bank carries this investment at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2011.

GOODWILL AND INTANGIBLE ASSETS

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangible assets resulting from branch offices acquired in 2004 are amortized on a straight-line basis over 10 years. Amortization expense of $31,440 per year was recorded for the years ended December 31, 2011, 2010 and 2009, respectively. Goodwill is not amortized, but is reviewed for potential impairment on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

INCOME TAXES

The Bank adopted FASB ASC 740-10 regarding uncertain income tax positions in 2008. Under this standard, the impact of an uncertain income tax position on the income tax returns must be recognized at the largest amount that is more-likely-than-not to be required to be recognized upon audit by the relevant taxing authority. The standard also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting for interim periods, disclosure, and transition issues with respect to tax positions. The Bank has determined that it has no uncertain income tax positions as of December 31, 2011. Also, the Bank does not anticipate any increase or decrease in unrecognized tax benefits during the next twelve months that would result in a material change to its financial position. The Bank's income tax returns for years ended after December 31, 2007 remain open for examination.

The Bank includes interest and penalties in the financial statements as a component of income tax expense. No interest or penalties are included in the Bank's income tax expense for the years ended December 2011, 2010 and 2009.

SEGMENT INFORMATION

The Company follows financial accounting standards which specify guidelines for determining its operating segments and the type and level of financial information to be disclosed. Based on these guidelines, management has determined that the Bank operates in one business segment, the providing of general commercial financial services to customers located in its market areas. The various products are those generally offered by community banks. The allocation of Bank resources is based on overall performance of the Bank, rather than individual branches or products.

ADVERTISING

Advertising costs are expensed as incurred. For the years ended December 31, 2011, 2010 and 2009, the Company incurred advertising expense totaling $181,121, $148,380 and $123,513, respectively.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME

The Company's other comprehensive income (loss) relates to unrealized gains (losses) on available for sale securities. Information concerning the Company's other comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Years ended December 31,		
	2011	2010	2009
Unrealized gains (losses) on securities available for sale	$ 5,175,441	$ 509,628	$ (1,416,877)
Income tax benefit (expense)	(2,148,194)	(201,303)	559,666
Other comprehensive income (loss), net	$ 3,027,247	$ 308,325	$ (857,211)

NEW ACCOUNTING PRONOUNCEMENTS AND CHANGES IN ACCOUNTING PRINCIPLES

The following summarizes recent accounting pronouncements and their expected impact on the Company.

In April 2011, the FASB issued new guidance on *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring***.** This guidance helps a creditor determine if (1) a concession on a loan has been granted and (2) whether a debtor is experiencing financial difficulties. A creditor must conclude that both conditions exist for a loan to be considered a troubled debt restructuring. This guidance was effective for reporting periods beginning after June 15, 2011, and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued new guidance on *Reconsideration of Effective Control for Repurchase Agreements.* This guidance improves the accounting for repurchase agreements and other agreements that entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This guidance is effective for reporting periods beginning after December 15, 2011. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

In May 2011, the FASB issued new guidance on *Fair Value Measurement.* This guidance results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2011. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

In June 2011, the FASB issued new guidance on *Comprehensive Income.* This guidance improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. This guidance is effective for reporting periods beginning after December 15, 2011. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

In September 2011, the FASB issued new guidance on *Testing Goodwill for Impairment.* This guidance simplifies how an entity tests goodwill for impairment and allows an option to first assess qualitative factors to determine whether it is necessary to perform the two-step qualitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for reporting periods beginning after December 15, 2011. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

In December 2011, the FASB issued new guidance on *Derecognition of in Substance Real Estate – a Scope Clarification.* This guidance provides clarification for when a parent company ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. This guidance is effective for reporting periods beginning after June 15, 2012. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

In December 2011, the FASB issued new guidance on *Disclosures about Offsetting Assets and Liabilities.* This guidance requires an entity to disclose information about offsetting (netting assets and liabilities) and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for reporting periods beginning on or after January 1, 2013. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

In December 2011, the FASB issued new guidance on *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* This guidance is being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in ASU 2011-05 are effective for reporting periods beginning after December 15, 2011. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

2. MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of mortgage-backed securities, with gross unrealized gains and losses at December 31, 2011 and 2010, by contractual maturity are summarized as follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Mortgage-backed securities				
Available for sale, maturing in:				
One to five years	$ 481	$ 29	$ -	$ 510
Five to ten years	835	62	-	897
After ten years	130,981	6,127	-	137,108
Total	$ 132,297	$ 6,218	$ -	$ 138,515
Held for investment, maturing in:				
One to five years	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Mortgage-backed securities				
Available for sale, maturing in:				
One to five years	$ 722	$ 67	$ -	$ 789
Five to ten years	1,004	51	-	1,055
After ten years	95,869	1,291	366	96,794
Total	$ 97,595	$ 1,409	$ 366	$ 98,638
Held for investment, maturing in:				
One to five years	$ 245	$ 6	$ -	$ 251
Total	$ 245	$ 6	$ -	$ 251

In December 2011, the remaining $96,371 principal balance of the above listed mortgage-backed security classified as held for investment was transferred to available for sale. This held for investment security did not receive full value as qualifying for regulatory liquidity. In addition, due to a remaining maturity of less than one year, changes in market interest rates and faster payment speeds qualified as a material change in circumstances requiring this security to be reclassified as available for sale.

2. MORTGAGE-BACKED SECURITIES (Continued)

Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities with a carrying value of $11,906,109, $37,799,475 and $0 were sold during the years ended December 31, 2011, 2010 and 2009, respectively. Mortgage-backed securities with an amortized cost of $5,103,314 and $4,757,207 were pledged as collateral for public deposits and repurchase agreements at December 31, 2011 and 2010, respectively.

The Company had no mortgage-backed securities with an unrealized loss position at December 31, 2011. The following table shows mortgage-backed securities' gross unrealized losses, fair value and length of time the securities had been in a continuous unrealized loss position at December 31, 2010.

	December 31, 2010					
	Less Than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair Value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)					
Mortgage-backed securities	$ 23,314	$ 254	$ 10,306	$ 112	$ 33,620	$ 366

At December 31, 2010, the Bank had four mortgage-backed securities with an unrealized loss for twelve or more consecutive months totaling $112,000. Eight mortgage-backed securities had unrealized losses for less than twelve months totaling $254,000 at December 31, 2010. Management of the Bank believes all unrealized losses as of December 31, 2010 represent temporary impairments related to the current interest rate environment.

3. LOANS RECEIVABLE

Loans receivable at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Mortgage loans	$ 68,240,305	$ 56,502,887
Consumer loans	76,428,195	82,478,462
Commercial loans	389,211,447	479,081,436
Lease receivables	7,578,318	8,147,973
Total	541,458,265	626,210,758
Less: Allowance for loan losses	(15,194,014)	(18,830,288)
Deferred loan fees, net	(1,062,056)	(1,306,188)
Loans receivable, net	$ 525,202,195	$ 606,074,282

The Bank has pledged its eligible real estate loans as collateral for potential borrowings from the Federal Home Loan Bank of Atlanta (See Note 11).

During the years ended December 31, 2011, 2010, and 2009 the Bank exchanged loans with outstanding principal balances of $37,225,850, $48,372,395 and $75,485,932, respectively, with the Federal Home Loan Mortgage Corporation ("FHLMC") for mortgage-backed securities of equal value.

The Bank originates mortgage loans for portfolio investment or sale in the secondary market. During the period of origination, mortgage loans are designated as either held for sale or for investment purposes. Transfers of loans held for sale to the investment portfolio are recorded at the lower of cost or market value on the transfer date. Loans receivable held for sale at December 31, 2011 and 2010 are fixed rate mortgage loans with an estimated market value of $6,673,835 and $4,691,967, respectively. Net gains on sales of loans receivable held for sale amounted to $864,233, $1,155,690 and $1,197,029 for the years ended December 31, 2011, 2010 and 2009, respectively.

During the years ended December 31, 2011 and 2010, the Bank purchased $5,417,749 and $25,375,342 of commercial real estate loans, respectively.

3. LOANS RECEIVABLE (Continued)

The following table details non-accrual loans, including TDR loans accounted for on a non-accrual basis, segregated by class of financing receivables at the dates indicated. Prior period tables are based on historic loan classifications.

	December 31, 2011	December 31, 2010
	(Dollars in thousands)	
Loans accounted for on a non-accrual basis:		
Residential mortgage	$ 701	$ 1,549
Commercial real estate	18,059	10,517
Commercial construction	633	1,291
Commercial non-real estate	17	18
Commercial unsecured	44	9
Consumer real estate	1,866	797
Home equity lines of credit	287	99
Consumer non-real estate	-	11
Consumer unsecured	1	1
Total loans accounted for on a non-accrual basis	21,608	14,292
TDR loans accounted for on a non-accrual basis:		
Past Due TDRs:		
Residential mortgage	414	-
Commercial real estate	6,888	10,910
Commercial construction	157	-
Commercial non-real estate	1,509	1,497
Consumer real estate	202	-
Total Past Due TDRs	9,170	12,407
Current TDRs:		
Residential mortgage	-	508
Commercial real estate	9,406	11,743
Commercial construction	2,704	2,315
Commercial non-real estate	19	-
Commercial unsecured	16	-
Consumer real estate	102	-
Total Current TDRs	12,247	14,566
Total TDR loans accounted for on a non-accrual basis	21,417	26,973
Total non-performing loans	$ 43,025	$ 41,265
Percentage of total loans, net	8.2%	6.8%
Other real estate owned	$ 17,005	$ 11,616
Total non-performing assets	$ 60,030	$ 52,881

Cumulative interest income not recorded on loans accounted for on a non-accrual basis was $1,480,906, $1,536,936, and $470,734, respectively, at December 31, 2011, 2010 and 2009, respectively.

3. LOANS RECEIVABLE (Continued)

The following table sets forth information with respect to the Bank's nonperforming assets, including TDR loans accounted for on a non-accrual basis, segregated by historic loan classifications at the dates indicated.

	At December 31, 2009	2008	2007
	(Dollars in thousands)		
Loans accounted for on a nonaccrual basis:			
Residential mortgage	$ 247	$ 382	$ 798
Commercial real estate	4,597	9,183	6,588
Commercial business	-	51	26
Consumer	994	1,111	143
Total nonaccrual loans	5,838	10,727	7,555
TDR Loans:			
Residential mortgage	-	-	-
Commercial real estate	4,343	4,275	-
Commercial business	-	-	-
Consumer	-	-	-
Total TDR loans	4,343	4,275	-
Total nonperforming loans	$10,181	$15,002	$7,555
Percentage of total loans, net	1.55%	2.01%	0.99%
Other real estate owned	$10,561	$ 7,711	$1,602
Total nonperforming assets	$20,742	$22,713	$9,157

The following tables present an age analysis of past due loans, segregated by class of loans as of December 31, 2011 and 2010, respectively:

December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Over 90 Days and Accruing
				(In thousands)			
Residential mortgage	$ 2,998	$ 2,040	$ 1,626	$ 6,664	$ 61,576	$ 68,240	$ 511
Commercial real estate	6,626	5,240	15,372	27,238	318,850	346,088	520
Commercial construction	-	-	790	790	24,651	25,441	-
Commercial non-real estate	-	534	1,514	2,048	12,803	14,851	-
Commercial unsecured	4	-	-	4	2,828	2,832	-
Lease receivables	169	-	5	174	7,404	7,578	-
Consumer real estate	1,322	494	379	2,195	38,851	41,046	-
Home equity lines of credit	204	198	181	583	29,896	30,479	-
Consumer non-real estate	2	-	-	2	2,498	2,500	-
Consumer unsecured	4	1	-	5	2,398	2,403	-
Total	$ 11,329	$ 8,507	$ 19,867	$ 39,703	$ 501,755	$ 541,458	$ 1,031

December 31, 2010	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Over 90 Days and Accruing
				(In thousands)			
Residential mortgage	$ 414	$ 2,389	$ 1,920	$ 4,723	$ 51,780	$ 56,503	$ 1,150
Commercial real estate	13,297	4,958	13,649	31,904	377,169	409,073	1,593
Commercial construction	500	484	851	1,835	45,692	47,527	-
Commercial non-real estate	12	1,537	18	1,567	16,213	17,780	-
Commercial unsecured	64	46	-	110	4,591	4,701	-
Lease receivables	-	-	-	-	8,148	8,148	-
Consumer real estate	611	1,002	439	2,052	39,170	41,222	-
Home equity lines of credit	280	76	14	370	35,027	35,397	-
Consumer non-real estate	59	-	11	70	2,825	2,895	-
Consumer unsecured	161	1	-	162	2,803	2,965	-
Total	$ 15,398	$ 10,493	$ 16,902	$ 42,793	$ 583,418	$ 626,211	$ 2,743

3. LOANS RECEIVABLE (Continued)

The following tables present information on loans that were considered impaired as of December 31, 2011 and 2010. Impaired loans include loans modified in a TDR, whether on accrual or nonaccrual status. At December 31, 2011, impaired loans included $36.8 million of impaired TDRs, compared to $22.4 million at December 31, 2010.

December 31, 2011	Recorded Investment	Contractual Unpaid Principal Balance	Related Allowance	YTD Average Recorded Investment	Interest Income Recognized on Impaired Loans
			(In thousands)		
With no related allowance recorded:					
Commercial real estate	$ 62,505	$ 74,021	$ -	$ 70,143	$ 3,177
Commercial construction	3,868	4,159	-	4,008	121
Commercial non-real estate	2,230	2,900	-	2,395	85
Commercial unsecured	211	247	-	235	11
Consumer real estate	1,543	2,253	-	1,716	93
Home equity lines of credit	270	270	-	271	14
Consumer non-real estate	28	35	-	35	2
Consumer unsecured	1	179	-	2	5
Subtotal:	70,656	84,064	-	78,805	3,508
With an allowance recorded:					
Commercial real estate	7,152	7,152	1,158	7,210	328
Commercial unsecured	50	50	1	50	2
Consumer real estate	937	937	451	947	47
Consumer unsecured	95	95	1	95	2
Subtotal:	8,234	8,234	1,611	8,302	379
Totals:					
Commercial	76,016	88,529	1,159	84,041	3,724
Consumer	2,874	3,769	452	3,066	163
Grand Total:	$ 78,890	$ 92,298	$ 1,611	$ 87,107	$ 3,887

December 31, 2010	Recorded Investment	Contractual Unpaid Principal Balance	Related Allowance	YTD Average Recorded Investment	Interest Income Recognized on Impaired Loans
			(In thousands)		
With no related allowance recorded:					
Commercial real estate	$ 19,127	$ 23,147	$ -	$ 20,345	$ 500
Commercial construction	1,460	1,868	-	1,592	55
Commercial non-real estate	1,551	2,043	-	1,883	57
Commercial unsecured	10	10	-	10	-
Consumer real estate	332	752	-	429	14
Home equity lines of credit	1	1	-	1	1
Consumer non-real estate	11	11	-	12	1
Subtotal:	22,492	27,832	-	24,272	628
With an allowance recorded:					
Commercial real estate	12,026	12,576	2,846	11,943	415
Commercial construction	454	550	95	518	20
Commercial non-real estate	19	19	19	19	1
Commercial unsecured	54	54	54	54	2
Consumer real estate	156	156	91	157	6
Home equity lines of credit	83	83	83	84	4
Subtotal:	12,792	13,438	3,188	12,775	448
Totals:					
Commercial	34,701	40,267	3,014	36,364	1,050
Consumer	583	1,003	174	683	26
Grand Total:	$ 35,284	$ 41,270	$ 3,188	$ 37,047	$ 1,076

3. LOANS RECEIVABLE (Continued)

Credit Quality Indicators. The Bank assigns a risk grade to each loan in the portfolio as part of the on-going monitoring of the credit quality of the loan portfolio.

Commercial loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

- Risk Grade 1 (Excellent) - Loans in this category are considered to be of the highest quality. The borrower(s) has significant financial strength, stability, and liquidity. Proven cash flow is significantly more than required to service current and proposed debt with consistently strong earnings. Collateral position is very strong and a secondary source of repayment is self-evident. Guarantors may not be necessary to support the debt.

- Risk Grade 2 (Above Average) - Loans are supported by above average financial strength and stability. Cash flow is more than sufficient to meet current demands. Earnings are strong and reliable, but may differ from year to year. Collateral is highly liquid and sufficient to repay the debt in full. Guarantors may qualify for the loan on a direct basis.

- Risk Grade 3 (Average) - Credits in this group are supported by upper tier industry-average financial strength and stability. Liquidity levels fluctuate and need for short-term credit is demonstrated. Cash flow is steady and adequate to meet demands but can fluctuate. Earnings should be consistent but operating losses have not occurred recently. Collateral is generally pledged at an acceptable loan to value, but the credit can support some level of unsecured exposure. Guarantors with demonstrable financial strength are typically required on loans to business entities, but may not be on loans to individual borrowers.

- Risk Grade 4 (Acceptable) - Credits in this group are supported by lower end industry-average financial strength and stability. Liquidity levels fluctuate but are acceptable and need for short term credit is demonstrated. Cash flow is adequate to meet demands but can fluctuate. Earnings may be inconsistent but operating losses have not occurred recently. Collateral is generally pledged at an acceptable loan to value. Guarantors with demonstrable financial strength are required on loans to business entities, but may not be on loans to individual borrowers.

- Risk Grade 5 (Watch) - An asset in this category is one that has been identified by the lender, or credit administration as a loan that has shown some degree of deterioration from its original status. These loans are typically protected by collateral but have potential weaknesses that deserve management's close attention, but are not yet at a point to become a classified asset. There may be unsecured loans that are included in this category. These are loans that management feels need to be watched more closely than those rated as acceptable and if left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset to warrant including them as classified assets.

- Risk Grade 6 (Special Mention) - An asset in this category is currently protected by collateral but has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date.

- Risk Grade 7 (Substandard) - A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the debtor(s) or of the collateral pledged, if any. These credits have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.

- Risk Grade 8 (Doubtful) - A loan graded in this category has all the weaknesses inherent in one graded Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.

- Risk Grade 9 (Loss) - A loan graded as Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This grade does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

3. LOANS RECEIVABLE (Continued)

Consumer loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

- Risk Grades 1 - 5 (Pass) - Loans in this category generally show little to no signs of weakness or have adequate mitigating factors that minimize the risk of loss. Some of the characteristics of these loans include, but are not limited to, adequate financial strength and stability, adequate cash flow, collateral with acceptable loan to value, additional repayment sources, and reliable earnings.

- Risk Grade 6 (Special Mention) - An asset in this category is currently protected by collateral but has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date.

- Risk Grade 7 (Substandard) - A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the debtor(s) or of the collateral pledged, if any. These credits have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.

- Risk Grade 8 (Doubtful) - A loan graded in this category has all the weaknesses inherent in one graded Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.

- Risk Grade 9 (Loss) - A loan graded as Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This grade does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Mortgage loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

- Risk Grades 1 - 5 (Pass) - Loans in this category generally show little to no signs of weakness or have adequate mitigating factors that minimize the risk of loss. Some of the characteristics of these loans include, but are not limited to, adequate financial strength and stability, acceptable credit history, adequate cash flow, collateral with acceptable loan to value, additional repayment sources, and reliable earnings.

- Risk Grade 6 (Special Mention) – Special Mention loans are currently protected by collateral but have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date.

- Risk Grade 7 (Substandard) - Substandard loans are inadequately protected by their sound net worth and paying capacity of the borrower(s). Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

- Risk Grade 8 (Doubtful) - Loans classified Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

- Risk Grade 9 (Loss) - Loans classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

3. LOANS RECEIVABLE (Continued)

The following tables present information on risk ratings of the commercial and consumer loan portfolios, segregated by loan class as of December 31, 2011 and 2010, respectively:

December 31, 2011

Commercial Credit Exposure by Internally Assigned Grade	Commercial Real Estate	Commercial Construction	Commercial Non-Real Estate	Commercial Unsecured
		(In thousands)		
1-Excellent	$ -	$ -	$ -	$ -
2-Above Average	1,481	-	581	45
3-Average	25,660	2,506	1,581	451
4-Acceptable	166,476	11,727	9,109	1,638
5-Watch	62,543	4,417	1,221	324
6-Special Mention	32,009	1,928	130	216
7-Substandard	57,919	4,863	2,229	158
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-
Total	$ 346,088	$ 25,441	$ 14,851	$ 2,832

December 31, 2011

Consumer Credit Exposure by Internally Assigned Grade	Consumer Real Estate	Home Equity Line of Credit	Consumer Non-Real Estate	Consumer Unsecured
		(In thousands)		
Pass	$ 35,931	$ 29,902	$ 2,472	$ 2,285
6-Special Mention	2,814	115	-	22
7-Substandard	2,301	462	28	96
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-
Total	$ 41,046	$ 30,479	$ 2,500	$ 2,403

December 31, 2011

Mortgage and Lease Receivable Credit Exposure by Internally Assigned Grade	Mortgage	Lease Receivable
	(In thousands)	
Pass	$ 67,034	$ 7,500
6-Special Mention	91	-
7-Substandard	1,115	78
8-Doubtful	-	-
9-Loss	-	-
Total	$ 68,240	$ 7,578

December 31, 2010

Commercial Credit Exposure by Internally Assigned Grade	Commercial Real Estate	Commercial Construction	Commercial Non-Real Estate	Commercial Unsecured
		(In thousands)		
1-Excellent	$ -	$ -	$ -	$ -
2-Above Average	2,168	487	11	99
3-Average	22,336	6,433	1,510	666
4-Acceptable	236,338	21,207	12,301	2,793
5-Watch	62,007	11,273	2,084	683
6-Special Mention	34,506	3,279	92	392
7-Substandard	51,718	4,848	1,755	68
8-Doubtful	-	-	27	-
9-Loss	-	-	-	-
Total	$ 409,073	$ 47,527	$ 17,780	$ 4,701

3. LOANS RECEIVABLE (Continued)

December 31, 2010 Consumer Credit Exposure by Internally Assigned Grade	Consumer Real Estate	Home Equity Line of Credit	Consumer Non-Real Estate	Consumer Unsecured
		(In thousands)		
Pass	$ 40,295	$ 35,298	$ 2,884	$ 2,964
6-Special Mention	-	-	-	-
7-Substandard	927	99	11	1
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-
Total	$ 41,222	$ 35,397	$ 2,895	$ 2,965

December 31, 2010 Mortgage and Lease Receivable Credit Exposure by Internally Assigned Grade	Mortgage	Lease Receivable
	(In thousands)	
Pass	$ 53,772	$ 7,959
6-Special Mention	674	-
7-Substandard	2,057	189
8-Doubtful	-	-
9-Loss	-	-
Total	$ 56,503	$ 8,148

4. ALLOWANCE FOR CREDIT LOSSES

Activity in the allowance for credit losses, which includes the allowance for loan and lease losses and unfunded commitments for the years ended December 31, 2011, 2010 and 2009, is summarized as follows:

	Allowance for Loan and Lease Losses	Allowance for Unfunded Commitments	Allowance for Credit Losses
Balance at December 31, 2008	$ 11,617,706	$ 339,995	$ 11,957,701
Provisions for credit losses	7,279,713	(99,713)	7,180,000
Loans charged off	(5,774,831)	-	(5,774,831)
Recoveries	381,352	-	381,352
Balance at December 31, 2009	13,503,940	240,282	13,744,222
Provisions for credit losses	22,155,367	(3,580)	22,151,787
Loans charged off	(17,783,337)	-	(17,783,337)
Recoveries	954,318	-	954,318
Balance at December 31, 2010	18,830,288	236,702	19,066,990
Provisions for credit losses	10,812,754	17,041	10,829,795
Loans charged off	(15,106,158)	-	(15,106,158)
Recoveries	657,130	-	657,130
Balance at December 31, 2011	$ 15,194,014	$ 253,743	$ 15,447,757

4. ALLOWANCE FOR CREDIT LOSSES (Continued)

Following is a summary of activity in the allowance for credit losses with charge-off and recovery by class of financing receivable for the periods indicated:

	December 31, 2011	December 31, 2010
	(In thousands)	
Allowance for loan and lease losses at beginning of period	$ 18,830	$ 13,504
Allowance for unfunded commitments at beginning of period	237	240
Total allowance for credit losses at beginning of period	19,067	13,744
Provision for loan and lease losses	10,813	22,155
Provision for unfunded commitments	17	(3)
Loans charged-off:		
Residential mortgage	(445)	(44)
Commercial real estate	(12,029)	(11,504)
Commercial construction	(521)	(2,743)
Commercial non-real estate	(179)	(599)
Commercial unsecured	(119)	(216)
Lease receivables	(207)	(6)
Consumer real estate	(912)	(1,893)
Home equity lines of credit	(484)	(728)
Consumer non-real estate	(18)	(1)
Consumer unsecured	(192)	(49)
Total charge-offs	(15,106)	(17,783)
Recoveries of loans previously charged-off:		
Residential mortgage	1	-
Commercial real estate	370	258
Commercial construction	112	428
Commercial non-real estate	15	61
Commercial unsecured	33	23
Consumer real estate	42	145
Home equity lines of credit	67	10
Consumer non-real estate	8	20
Consumer unsecured	9	9
Total recoveries	657	954
Net charge-offs	(14,449)	(16,829)
Allowance for loan and lease losses at end of period	15,194	18,830
Allowance for unfunded commitments at end of period	254	237
Total allowance for credit losses at end of period	$ 15,448	$ 19,067

4. ALLOWANCE FOR CREDIT LOSSES (Continued)

The following tables present a roll forward of the Company's allowance for loan and lease losses by loan category based on loans either collectively or individually evaluated for impairment by class of financing receivable for the periods ended December 31, 2011 and December 31, 2010, respectively:

	December 31, 2011					
	Beginning Balance	Charge-Offs	Recoveries	Provisions	Ending Balance	Total Loans
			(In thousands)			
Collectively evaluated:						
Residential mortgage	$ 358	$ (445)	$ 1	$ 2,090	$ 2,004	$ 68,240
Commercial real estate	10,718	(256)	66	(2,411)	8,117	276,431
Commercial construction	1,192	(34)	3	(528)	633	21,573
Commercial non-real estate	316	-	6	49	371	12,621
Commercial unsecured	74	(37)	32	6	75	2,571
Lease receivables	148	(207)	-	282	223	7,578
Consumer real estate	1,653	(130)	23	(414)	1,132	38,566
Home equity lines of credit	1,102	(86)	64	(193)	887	30,209
Consumer non-real estate	29	(6)	4	46	73	2,472
Consumer unsecured	52	(70)	8	78	68	2,307
Total	15,642	(1,271)	207	(995)	13,583	462,568
Individually evaluated:						
Commercial real estate	2,846	(11,773)	304	9,783	1,160	69,657
Commercial construction	95	(487)	109	283	-	3,868
Commercial non-real estate	19	(179)	9	151	-	2,230
Commercial unsecured	54	(82)	1	27	-	261
Consumer real estate	91	(782)	19	1,122	450	2,480
Home equity lines of credit	83	(398)	3	312	-	270
Consumer non-real estate	-	(12)	4	8	-	28
Consumer unsecured	-	(122)	1	122	1	96
Total	3,188	(13,835)	450	11,808	1,611	78,890
Grand Total	$ 18,830	$ (15,106)	$ 657	$ 10,813	$ 15,194	$ 541,458

	December 31, 2010					
	Beginning Balance	Charge-Offs	Recoveries	Provisions	Ending Balance	Total Loans
			(In thousands)			
Collectively evaluated:						
Residential mortgage	$ 377	$ (44)	$ -	$ 25	$ 358	$ 56,503
Commercial real estate	6,192	(1,098)	39	5,585	10,718	377,920
Commercial construction	712	(1,243)	48	1,675	1,192	45,613
Commercial non-real estate	142	(107)	61	220	316	16,210
Commercial unsecured	72	(216)	23	195	74	4,637
Lease receivables	154	(6)	-	-	148	8,148
Consumer real estate	428	(718)	67	1,876	1,653	40,734
Home equity lines of credit	280	(328)	10	1,140	1,102	35,313
Consumer non-real estate	14	(1)	20	(4)	29	2,884
Consumer unsecured	16	(49)	9	76	52	2,965
Total	8,387	(3,810)	277	10,788	15,642	590,927
Individually evaluated:						
Commercial real estate	4,981	(10,406)	219	8,052	2,846	31,153
Commercial construction	82	(1,500)	380	1,133	95	1,914
Commercial non-real estate	-	(492)	-	511	19	1,570
Commercial unsecured	54	-	-	-	54	64
Consumer real estate	-	(1,175)	78	1,188	91	488
Home equity lines of credit	-	(400)	-	483	83	84
Consumer non-real estate	-	-	-	-	-	11
Total	5,117	(13,973)	677	11,367	3,188	35,284
Grand Total	$ 13,504	$ (17,783)	$ 954	$ 22,155	$ 18,830	$ 626,211

5. TROUBLED DEBT RESTRUCTURINGS

The following table details performing troubled debt restructured (TDR) loans at December 31, 2011 and 2010, segregated by class of financing receivable, as the classification have been revised in 2011. Prior period tables for December 31, 2009, 2008 and 2007 are based on historic loan classifications.

	December 31 2011	December 31, 2010
	(Dollars in thousands)	
Performing TDR loans accounted for on an accrual basis:		
Residential mortgage	$ -	$ 426
Commercial real estate	22,489	26,213
Commercial construction	1,401	4,129
Commercial non-real estate	15	189
Commercial unsecured	49	127
Consumer real estate	1,406	222
Consumer non-real estate	28	28
Total performing TDR loans accounted for on an accrual basis	$ 25,388	$ 31,334
Percentage of total loans, net	4.8%	5.2%

The following table details performing TDR loans, segregated by historic loan classifications at the dates indicated.

	At December 31,		
	2009	2008	2007
		(In thousands)	
Performing TDR loans:			
Residential mortgage	$ -	$ -	$ -
Commercial real estate	11,279	5,731	-
Commercial business	108	54	-
Consumer	225	1,075	-
Total performing TDR loans	$11,612	$ 6,860	$ -

The following table presents a roll forward of the Bank's performing TDR loans for the years ended December 31, 2011 and December 31, 2010, respectively:

Performing TDRs	Beginning Balance	Additions (1)	Charge-offs (2)	Other (3)	Ending Balance
			(In Thousands)		
December 31, 2011					
Residential mortgage	$ 426	$ -	$ -	$ (426)	$ -
Commercial	30,658	30,440	-	(37,145)	23,953
Consumer	250	1,721	-	(536)	1,435
Total	$ 31,334	$ 32,161	$ -	$ (38,107)	$ 25,388
December 31, 2010					
Residential mortgage	$ -	$ 426	$ -	$ -	$ 426
Commercial	11,387	30,256	-	(10,985)	30,658
Consumer	225	28	-	(3)	250
Total	$ 11,612	$ 30,710	$ -	$ (10,988)	$ 31,334

1. Includes new TDRs and increases to existing TDRs.
2. Post modification charge-offs.
3. Includes principal payments, paydowns and performing loans previously restructured at market rates that are no longer reported as TDRs.

5. TROUBLED DEBT RESTRUCTURINGS (Continued)

The following table presents a roll forward of the Bank's non-performing TDR loans for the years ended December 31, 2011 and December 31, 2010, respectively:

Non-Performing TDRs	Beginning Balance	Additions (1)	Charge-offs (2)	Other (3)	Ending Balance
			(In Thousands)		
December 31, 2011					
Residential mortgage	$ 508	$ -	$ -	$ (94)	$ 414
Commercial	26,465	13,711	(6,335)	(13,142)	20,699
Consumer	-	823	(517)	(2)	304
Total	$ 26,973	$ 14,534	$ (6,852)	$ (13,238)	$ 21,417
December 31, 2010					
Residential mortgage	-	$ 508	$ -	$ -	$ 508
Commercial	4,343	27,316	(3,654)	(1,540)	26,465
Consumer	-	-	-	-	-
Total	$ 4,343	$ 27,824	$ (3,654)	$ (1,540)	$ 26,973

1. Includes new TDRs and increases to existing TDRs.
2. Post modification charge-offs.
3. Includes principal payments, paydowns and loans previously designated as non-performing that are now current and performing in compliance with their modified terms.

During the year ended December 31, 2011, certain of those loans modified as TDRs listed as additions in the tables above subsequently defaulted during the period. Following are the amounts of the subsequent defaults based on loan portfolio segment (in thousands): residential mortgage - none; commercial - $2,368; and consumer - none.

In determination of the allowance for loan losses, the Bank considers TDRs and subsequent defaults in restructuring in its estimate. As a result, the allowance may be increased, adjustments may be made in the allocation of the allowance, or charge-offs may be taken to further writedown the carrying value of the loan.

6. OTHER REAL ESTATE OWNED

The following table reflects changes in other real estate owned during the year ended December 31, 2011.

	Balance 12-31-10	Additions	Sales, net	Fair Value Adjustments	Transfer to Premises and Equipment	Balance 12-31-11
			(In thousands)			
Other Real Estate Owned	$ 11,616	$ 14,515	$ (5,827)	$ (2,548)	$ (751)	$ 17,005

At December 31, 2011, other real estate owned consisted of 28 single-family residences, 44 vacant lots, one residential subdivision containing raw land and 42 developed lots, eight land loans and ten commercial properties.

7. PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

	December 31, 2011	December 31, 2010
Land	$ 3,219,079	$ 3,118,489
Office buildings and improvements	8,993,956	8,053,862
Furniture, fixtures and equipment	6,187,715	5,784,169
Vehicles	579,473	644,499
Construction in process	1,687,284	138,853
	20,667,507	17,739,872
Less accumulated depreciation	8,988,077	8,577,334
Total	$ 11,679,430	$ 9,162,538

7. PREMISES AND EQUIPMENT (Continued)

The Company leases certain branch facilities and equipment under separate agreements that expire at various dates through January 31, 2018. Rental expense of $574,692, $594,028 and $597,146 during the years ended December 31, 2011, 2010 and 2009, respectively, is included in premises and equipment expense on the accompanying consolidated statements of operations. Future rentals under these leases are as follows:

2012	$ 492,203
2013	358,010
2014	75,531
2015	52,192
2016	29,792
Thereafter	32,097
Total	$ 1,039,825

8. DEPOSITS

At December 31, 2011, the scheduled maturities of time deposits were as follows:

2012	$ 303,621,885
2013	47,344,263
2014	18,462,271
2015	385,070
2016	95,170
Thereafter	-
Total time deposits	$ 369,908,659

The aggregate amount of time deposits with balances of $100,000 or more as of December 31, 2011 and 2010 are as follows:

	December 31,	
	2011	2010
	(In thousands)	
Total	$ 195,429	$ 222,578

9. EMPLOYEE BENEFIT PLANS

The Company participates in a defined contribution plan which covers substantially all employees. During the years ended December 31, 2011, 2010 and 2009, employees may contribute from 1% to 100% of compensation, subject to an annual maximum as determined by the Internal Revenue Code. The Company makes matching contributions of 100% of employees' contributions up to 5% of the employees' salaries.

The plan provides that employees' contributions are 100% vested at all times and the Bank's contributions vest 25% for each year of service. The expenses related to the Company's contributions to this plan for the years ended December 31, 2011, 2010 and 2009 were $321,243, $316,729 and $296,142, respectively. Directors and certain officers participate in deferred compensation plans. These plans provide for fixed payments beginning at retirement, and are earned over service periods of up to ten years, and include provisions for deferral of current payments. The expense related to these plans during the years ended December 31, 2011, 2010 and 2009 was $328,863, $328,667 and $373,990, respectively. The plans include provisions for forfeitures of unvested portions of payments, and vesting in the event of death or disability. The total liability under this plan was $3,266,218 and $3,173,259 for the years ending December 31, 2011 and 2010, respectively.

10. STOCK-BASED COMPENSATION

The Company had two stock-based compensation plans at December 31, 2011. The shares outstanding are for grants under the Company's 1997 Stock Option Plan (the "1997 Plan") and the 2008 Equity Incentive Plan (the "2008 Plan") (collectively, the "Plans"). The 1997 Plan matured on April 8, 2008 and no additional options may be granted under that plan. At December 31, 2011, the 1997 Plan had 82,833 granted unexercised shares. On May 22, 2008, the Stockholders of the Company approved the 2008 Plan for a term of ten years. At December 31, 2011, the 2008 Plan includes 84,000 granted unexercised shares and 874,000 shares available to be granted.

10. STOCK-BASED COMPENSATION (Continued)

Stock options expire ten years from the date of grant and vest over service periods ranging from one year to five years. The Plans have a change in control provision under which all options vest immediately if a change in control occurs. Options granted under the 2008 Plan are granted at the closing sales price of the Company's common stock on the NASDAQ Stock Market on the date of grant. The Company settles stock option exercises with treasury shares.

The average fair value of options granted during the years ended December 31, 2011 and 2010 was $2.21 and $4.23, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2011, 2010 and 2009:

	December 31,		
Year Ended:	2011	2010	2009
Dividend growth rate	0.0%	5.0%	5.3%
Expected volatility	37.8%	36.6%	36.6%
Average risk-free interest rates	2.83%	3.01%	2.78%
Expected lives	6 years	6 years	6 years

A summary of option activity under the Plans as of December 31, 2011 and 2010, and changes during the years then ended is presented below:

	Options Available	Options Outstanding	Price	Aggregate Intrinsic Value
Outstanding at December 31, 2009	914,500	171,770	$ 16.04	$ (985,969)
Granted	(35,500)	35,500	11.28	
Forfeited	10,500	(16,854)	15.80	
Exercised	-	(8,975)	6.62	
Outstanding at December 31, 2010	889,500	181,441	$ 15.60	$ (1,655,997)
Granted	(24,000)	24,000	5.36	
Forfeited	8,500	(38,608)	10.69	
Exercised	-	-	0.00	
Outstanding at December 31, 2011	874,000	166,833	$ 15.26	$ (2,011,837)

The net compensation costs charged against income for the Plans was $19,512 for the year ended December 31, 2011, compared to $83,310 for the year ended December 31, 2010. Total recapture credits against compensation expense due to forfeited options was $84,022 for the year ended December 31, 2011, compared to $31,471 for the year ended December 31, 2010. The total income tax benefits recognized for stock-based compensation costs were none and $2,436 for the years ended December 31, 2011 and 2010, respectively.

Total unrecognized compensation cost on granted unexercised shares was $93,165 at December 31, 2011, compared to $163,309 at December 31, 2010. That cost is expected to be recognized over the next 2.25 years.

The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was none and $34,709, respectively.

The following table summarizes additional information about the Company's outstanding options and exercisable options as of December 31, 2011, including weighted-average remaining contractual term expressed in years ("Life") and weighted average exercise price ("Price"):

	Outstanding			Exercisable	
Range of Exercise Price	Shares	Life	Price	Shares	Price
$5.05 – 13.82	73,000	8.20	$ 9.33	21,834	$ 10.89
$14.97 – 16.49	33,958	1.02	16.07	33,958	16.07
$16.77 – 25.07	48,625	5.10	20.51	45,625	20.45
$26.17 – 33.27	11,250	4.99	28.62	11,100	28.57
	166,833	5.62	15.26	112,517	18.07

10. STOCK-BASED COMPENSATION (Continued)

A summary of nonvested option shares and changes during the years December 31, 2011 and 2010 is presented below:

Year Ended:	December 31, 2011		December 31, 2010	
	Shares	Price	Shares	Price
Nonvested at beginning of year	63,116	$ 13.04	58,158	$ 16.16
Granted	24,000	5.36	35,500	11.28
Forfeited	(6,833)	10.85	(12,000)	13.60
Vested	(25,967)	14.05	(18,542)	19.10
Nonvested at end of year	54,316	9.43	63,116	13.04

The following table reflects the impact of stock based compensation by increasing or reducing income before income taxes, net income, basic earnings per share and diluted earnings per share for the years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31,		
	2011	2010	2009
Increased (reduced) net income before income taxes	$ (19,512)	$ (83,310)	$ 24,739
Increased (reduced) net income	(18,289)	(80,782)	11,202
Reduced basic earnings per share	.00	.00	.00
Reduced diluted earnings per share	.00	.00	.00

11. BORROWED MONEY

Borrowed money represents advances from the FHLB and repurchase agreements. The Bank had no outstanding FHLB advances at December 31, 2011 compared to $10.0 million at December 31, 2010.

At December 31, 2011 and 2010, repurchase agreements totaled $2,096,189 and $1,503,110, respectively, and had a weighted average rate of 0.25% at December 31, 2011 and December 31, 2010. At December 31, 2011, repurchase agreements were collateralized by Federal Home Loan Mortgage Corporation participation certificates with a principal balance of $2.2 million. The Company has pledged all of its stock in the FHLB and certain loans secured by one to four family residential mortgages as collateral for actual or potential borrowings from the FHLB. At December 31, 2011 and 2010, the Company had approximately $153.1 million and $152.0 million, respectively, of additional credit available with the FHLB.

12. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Years Ended December 31,		
	2011	2010	2009
Current			
Federal	$ 147,600	$ 1,187,685	$ 4,586,057
State	63,582	363,682	1,077,388
	211,182	1,551,367	5,663,445
Deferred			
Federal	428,572	(2,758,539)	(1,068,097)
State	208,052	(594,147)	(230,052)
	636,624	(3,352,686)	(1,298,149)
Total	$ 847,806	$ (1,801,319)	$ 4,365,296

Reconciliations of the expected income tax expense (benefit) at statutory tax rates with income tax expense (benefit) reported in the statements of operations for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Years Ended December 31,		
	2011	2010	2009
Expected income tax expense (benefit) at 35%	$ 816,379	$ (1,463,390)	$ 3,990,396
State income taxes, net of federal income tax	179,278	(149,802)	550,768
Other expenses and adjustments	(147,851)	(188,127)	(175,868)
Total	$ 847,806	$ (1,801,319)	$ 4,365,296

12. INCOME TAXES (Continued)

The components of deferred income tax assets and liabilities are as follows:

	Years Ended December 31, 2011	Years Ended December 31, 2010
Deferred income tax assets		
Deferred directors' fees	$ 537,732	$ 543,358
Allowance for credit losses	5,844,570	7,432,713
Employee benefits	719,759	710,078
Loans mark-to-market	91,573	90,031
Other	661,049	438,558
	7,854,683	9,214,738
Deferred income tax liabilities		
Depreciation and amortization	1,811,663	1,609,010
Carrying value – land	385,000	395,000
Mortgage servicing rights	476,307	536,275
Deferred loan origination fees and costs	470,460	673,049
Unrealized gain on securities available for sale	2,456,015	411,716
	5,599,445	3,625,050
Net deferred income tax asset	$ 2,255,238	$ 5,589,688

13. REGULATORY CAPITAL REQUIREMENTS

Dividend payments made by the Company are subject to regulatory restrictions under Federal Reserve Board policy as well as to limitations under applicable provisions of Virginia corporate law. The Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." Under Virginia law, dividends may be paid out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Furthermore, under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which it is subject. The Company's most significant asset is its investment in the Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

The Bank's actual regulatory capital amounts and ratios as of December 31, 2011 and 2010 are presented in the table below (dollars in thousands):

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2011:						
Total Capital (to Risk Weighted Assets)	$ 81,642	15.2%	$ 42,900	8.0%	$ 53,626	10.0%
Tier 1 Capital (to Risk Weighted Assets)	74,831	14.0%	21,450	4.0%	32,175	6.0%
Tier 1 Capital (to Average Assets)	74,831	10.0%	29,880	4.0%	37,350	5.0%
December 31, 2010:						
Total Capital (to Risk Weighted Assets)	$ 80,665	13.4%	$ 48,111	8.0%	$ 60,139	10.0%
Tier 1 Capital (to Risk Weighted Assets)	73,005	12.1%	24,055	4.0%	36,083	6.0%
Tier 1 Capital (to Average Assets)	73,005	9.1%	32,180	4.0%	40,225	5.0%

13. REGULATORY CAPITAL REQUIREMENTS (Continued)

As of December 31, 2011, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table above. There are no conditions or events since that notification that management believes have changed the Bank's category.

14. EARNINGS PER SHARE

The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding (less unearned deferred stock awards and treasury shares) for the years ended December 31, 2011, 2010 and 2009. Options to purchase 166,833, 181,441 and 171,770 shares of common stock were outstanding at December 31, 2011, 2010, and 2009, respectively.

	Years Ended December 31,		
	2011	2010	2009
Net income (loss)-(numerator)	$ 1,553,309	$ (2,379,796)	$ 7,035,836
Weighted average shares outstanding for basic EPS-(denominator)	9,751,271	9,744,870	9,738,225
Dilutive effect of stock options	-	177	19
Adjusted shares for diluted EPS	9,751,271	9,745,047	9,738,244

For the years ended December 31, 2011, 2010 and 2009, there were none, 177 and 19 options, respectively, that were dilutive since the exercise price exceeded the average market price of the Company's common stock for the years. These options have been omitted from the calculation of diluted earnings per share for the respective periods.

15. MORTGAGE BANKING ACTIVITIES

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others were $319,363,434, $318,217,911 and $289,323,578 at December 31, 2011, 2010, and 2009, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payment to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

At December 31, 2011 and 2010, mortgage servicing rights reported in the consolidated statements of financial condition, net of amortization, were $1,237,161 and $1,357,659, respectively. During the years ended December 31, 2011 and 2010, respectively, the Company recorded additional servicing assets of $390,761 and $541,316 as a result of sales of loans or mortgage-backed securities. Amortization of servicing assets during the years ended December 31, 2011, 2010, and 2009 aggregated $511,258, $462,345 and $457,162, respectively. The fair value of recognized servicing assets amounted to approximately $1,901,000 and $2,060,000 as of December 31, 2011 and 2010, respectively. The Company's significant assumptions used to estimate their fair value include weighted average life, prepayment speeds, and expected costs to transfer servicing to a third party.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK (Continued)

The Company's lending is concentrated primarily in central, eastern, northeastern and southeastern North Carolina. Credit has been extended to certain of the Company's customers through multiple lending transactions. Since many of the commitments are expected to expire without being drawn upon, amounts reported do not necessarily represent future cash requirements. A summary of the contractual amounts of the Company's exposure to off-balance sheet risk as of December 31, 2011 and 2010 is as follows:

	December 31,	
	2011	2010
Commitments to extend credit	$ 20,840,000	$ 33,651,000
Undrawn balances on lines of credit and undrawn balances on credit reserves (overdraft protection)	45,403,000	46,774,000
Standby letters of credit	-	375,000
Total	$ 66,243,000	$ 80,800,000

Included in the commitments to originate loans as of December 31, 2011 and December 31, 2010, are fixed interest rate loan commitments of approximately $9.1 million and $15.3 million, respectively. The shorter duration of interest-sensitive liabilities, to the extent they are used to fund these fixed-rate loans, indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of fixed-rate long-term assets and net interest income.

17. PARENT COMPANY FINANCIAL INFORMATION

The Company's principal asset is its investment in the Bank. Condensed financial statements of the parent company as of December 31, 2011, 2010 and 2009 are as follows:

	December 31,	
	2011	2010
CONDENSED BALANCE SHEETS		
Cash	$ 47,541	$ 72,566
Investment in wholly-owned subsidiary	82,779,364	77,957,013
Other assets	11,930,585	11,793,625
Total assets	$ 94,757,490	$ 89,823,204
Junior subordinated debentures	$ 10,310,000	$ 10,310,000
Other liabilities	334,218	-
Stockholders' equity	84,113,272	79,513,204
Total liabilities and stockholders' equity	$ 94,757,490	$ 89,823,204

	Years Ended December 31,		
	2011	2010	2009
CONDENSED STATEMENTS OF INCOME			
Interest on junior subordinated debentures	$ 334,218	$ 333,689	$ 389,677
Equity in earnings (loss) of subsidiary	1,825,593	(2,040,065)	7,322,965
Miscellaneous loss	(606,502)	(673,421)	(676,806)
Net income (loss)	$ 1,553,309	$ (2,379,797)	$ 7,035,836

17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

	Years Ended December 31,		
	2011	2010	2009
CONDENSED STATEMENTS OF CASH FLOWS			
Operating activities:			
Net income (loss)	$ 1,553,309	$ (2,379,797)	$ 7,035,836
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Stock based compensation (income) expense	19,512	83,310	(24,740)
Equity in undistributed (earnings) loss of subsidiary	(1,825,593)	2,040,065	(7,322,965)
Other operating activities	216,771	(137,309)	(218,940)
Net cash used in operating activities	(36,001)	(393,731)	(530,809)
Investing activities:			
Payments for investments in and advances to subsidiary	-	-	-
Repayments of advances to subsidiary	-	-	-
Upstream dividend received from First South Bank	50,000	7,512,698	8,281,493
Net cash provided by investing activities	50,000	7,512,698	8,281,493
Financing activities:			
Proceeds from exercise of stock options	-	61,807	31,011
Purchase of treasury shares	-	-	-
Cash paid for dividends	-	(6,722,670)	(7,790,977)
Net cash used in financing activities	-	(6,660,863)	(7,759,966)
Net increase (decrease) in cash	(25,025)	(1,921,693)	(9,282)
Cash at beginning of year	72,566	1,994,259	2,003,541
Cash at end of year	$ 47,541	$ 72,566	$ 1,994,259

18. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy prioritizes the inputs of valuation techniques used to measure fair value of nonfinancial assets and liabilities. The inputs are evaluated and an overall level for the fair value measurement is determined. This overall level is an indication of the market observability of the fair value measurement. In order to determine the fair value, the Bank must determine the unit of account, highest and best use, principal market, and market participants. These determinations allow the Bank to define the inputs for fair value and level of hierarchy. Outlined below is the application of the fair value hierarchy to the Bank's financial assets that are carried at fair value.

Level 1-inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. The type of assets carried at Level 1 fair value generally includes investments such as U. S. Treasury and U. S. government agency securities.

Level 2-inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets and price quotations can vary substantially either over time or among market makers. The type of assets carried at Level 2 fair value generally includes investment securities such as Government Sponsored Enterprises ("GSEs").

Level 3-inputs to the valuation methodology are unobservable to the extent that observable inputs are not available. Unobservable inputs are developed based on the best information available in the circumstances and might include the Bank's own assumptions. The Bank shall not ignore information about market participant assumptions that is reasonably available without undue cost and effort. The type of assets carried at Level 3 fair value generally include investments backed by non-traditional mortgage loans or certain state or local housing agency obligations, of which the Bank has no such assets or liabilities. Level 3 also includes the Bank's investment in other real estate owned.

18. FAIR VALUE MEASUREMENT (Continued)

Assets measured at fair value on a recurring basis as of December 31, 2011 and December 31, 2010:

		Fair Value		Quoted Prices In Active Markets for Identical Assets		Significant Observable Inputs-Other		Significant Unobservable Inputs
				(In thousands)				
Description		12/31/11		(Level 1)		(Level 2)		(Level 3)
Securities available for sale:								
Mortgage-backed	$	138,515	$	-	$	138,515	$	-
Total December 31, 2011	$	138,515	$	-	$	138,515	$	-
Description		12/31/10		(Level 1)		(Level 2)		(Level 3)
Securities available for sale:								
Mortgage-backed	$	98,638	$	-	$	98,638	$	-
Total December 31, 2010	$	98,638	$	-	$	98,638	$	-

Assets measured at fair value on a non-recurring basis as of December 31, 2011 and December 31, 2010:

		Fair Value		Quoted Prices In Active Markets for Identical Assets		Significant Observable Inputs-Other		Significant Unobservable Inputs
				(In thousands)				
Description		12/31/11		(Level 1)		(Level 2)		(Level 3)
Impaired loans, net (1)	$	77,279	$	-	$	77,279	$	-
Other real estate owned		17,005		-		-		17,005
Total December 31, 2011	$	94,284	$	-	$	77,279	$	17,005
Description		12/31/10		(Level 1)		(Level 2)		(Level 3)
Impaired loans, net (2)	$	32,096	$	-	$	32,096	$	-
Other real estate owned		11,616		-		-		11,616
Total December 31, 2010	$	43,712	$	-	$	32,096	$	11,616

(1) Includes $53.2 million of loans identified as impaired, even though an impairment analysis calculated pursuant to ASC 310-10-35 (formerly FAS 114) resulted in no impairment loss recognition.

(2) Impaired loans of $20.4 million as previously reported in the Company's Form 10-K for the year ended December 31, 2010 have been restated to include $11.7 million of loans identified as impaired, even though an impairment analysis calculated pursuant to ASC310-10-35 (formerly FAS 114) resulted in no impairment loss recognition.

Quoted market price for similar assets in active markets is the valuation technique for determining fair value of available for sale securities. Unrealized gains on available for sale securities are included in the "accumulated other comprehensive income" component of the Stockholders' Equity section of the Consolidated Statements of Financial Condition.

The Company does not record loans at fair value on a recurring basis. However, when a loan is considered impaired an impairment write down is taken based on the loan's estimated fair value. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those loans not requiring a write down represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans, and are not included above.

Impaired loans where a write down is taken based on fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as non-recurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company classifies the impaired loan as non-recurring Level 3.

18. FAIR VALUE MEASUREMENT (Continued)

Other real estate owned ("OREO") acquired through loan foreclosure is recorded at lower of cost or fair value upon transfer of the loans to foreclosed assets, based on the appraised market value of the property. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When an appraised value is not available or management determines the fair value of the collateral is impaired below the appraised value and there is no observable market price, the Company classifies the foreclosed asset as non-recurring Level 3. Fair value adjustments of $2.5 million, $3.2 million and $2.2 million were made to OREO during the years ended December 31, 2011, 2010 and 2009, respectively.

Net losses realized and included in earnings for the years ended December 31, 2011, 2010 and 2009 are reported in other revenues as follows:

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09
Loss on sale of other real estate, net	$68,365	$523,173	$200,732

No liabilities were measured at fair value on a recurring or non-recurring basis during the years ended December 31, 2011 and 2010.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table represents the recorded carrying values and estimated fair values of the Company's financial instruments at December 31, 2011 and December 31, 2010:

	December 31, 2011		December 31, 2010	
	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
	(In thousands)			
Financial assets:				
Cash and due from banks	$ 14,298	$ 14,298	$ 14,684	$ 14,684
Interest-bearing deposits in other banks	18,476	18,476	29,749	29,749
Mortgage-backed securities available for sale	138,515	138,515	98,638	98,638
Mortgage-backed securities held for investment	-	-	251	245
Loans and leases, net	529,736	525,202	606,726	606,074
Stock in Federal Home Loan Bank of Atlanta	1,887	1,887	3,475	3,475
Accrued interest receivable	2,210	2,210	2,337	2,337

	December 31, 2011		December 31, 2010	
	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
	(In thousands)			
Financial liabilities:				
Deposits	$ 648,403	$ 642,617	$ 694,394	$ 689,465
Borrowed money:				
Repurchase agreements	2,096	2,096	1,503	1,503
Advances from FHLB	-	-	10,270	10,000
Junior subordinated debentures	10,310	10,310	10,310	10,310

19. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair values have been estimated using data which management considers as the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies used by the Bank were as follows:

Cash and Due from banks and Interest –Bearing Deposits in Other Banks

The carrying amounts for cash and due from banks and interest bearing deposits in other banks approximate their fair value because of the short maturities of these financial instruments.

Mortgage-Backed Securities Available for Sale and Held for Investment

The estimated fair value of mortgage-backed securities is provided in Note 2 of the Notes to Consolidated Financial Statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans and Leases, Net

Fair values are estimated for portfolios of loans and leases with similar financial characteristics, such as residential mortgage. Loans and leases are segregated by type of loan, fixed and variable interest rate terms. The fair value of each category is determined by discounting scheduled future cash flows using current interest rates offered on loans or leases with similar characteristics. Fair values for impaired loans and leases are estimated based on discounted cash flows or underlying collateral values, where applicable.

Stock in Federal Home Loan Bank of Atlanta

The fair value for FHLB stock approximates carrying value, based on the redemption provisions of the Federal Home Loan Bank.

Deposits and Advances from FHLB

The fair value of demand deposits is the amount payable on demand at the reporting date. The fair values of certificates of deposits and FHLB advances are estimated using the rates currently offered for similar instruments with similar remaining maturities.

Accrued Interest Receivable, Repurchase Agreements and Junior Subordinated Debentures

The carrying amount of accrued interest receivable, repurchase agreements, and junior subordinated debentures approximates fair value because of the short maturities of these instruments.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Year ended December 31,		
	2011	2010	2009
Real estate acquired in settlement of loans	$ 14,514,844	$ 17,374,113	$ 15,838,273
Exchange of loans for mortgage-backed securities	37,225,850	48,372,395	75,485,932
Cash paid for interest	7,250,351	9,083,583	16,135,628
Cash paid for income taxes	200,000	2,515,530	5,712,432
Dividends declared, not paid	-	-	1,948,459

21. JUNIOR SUBORDINATED DEBENTURES

The Company has sponsored a trust, First South Preferred Trust I (the Trust), of which 100% of the common equity is owned by the Company. The Trust was formed for the purpose of issuing company-obligated preferred trust securities (the Preferred Trust Securities) to third-party investors and investing the proceeds from the sale of such Preferred Trust Securities solely in junior subordinated debt securities of the Company (the Debentures). The Debentures held by the Trust are the sole assets of the Trust. Distributions on the Preferred Trust Securities issued by the Trust are payable quarterly at a rate equal to the interest rate being earned by the Trust on the Debentures held by that Trust. The Preferred Trust Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Debentures. The Company has entered into an agreement, which fully and unconditionally guarantees the Preferred Trust Securities subject to the terms of the guarantee. The Debentures held by the Trust are first redeemable, in whole or in part, by the Company on or after September 30, 2008.

In the fourth quarter of 2003, as a result of applying the provisions of GAAP, governing when an equity interest should be consolidated, the Company was required to deconsolidate the subsidiary Trust from its financial statements. The deconsolidation of the net assets and results of operations of the Trust had virtually no impact on the Company's financial statements or liquidity position since the Company continues to be obligated to repay the Debentures held by the Trust and guarantees repayment of the Preferred Trust Securities issued by the Trust. The consolidated debt obligation related to the Trust increased from $10 million to $10.3 million upon deconsolidation with the difference representing the Company's common ownership interest in the Trust. Subject to certain limitations, the Junior Subordinated Debentures qualify as Tier 1 capital for the Company under Federal Reserve Board guidelines.

Consolidated debt obligations as of December 31, 2011 related to a subsidiary Trust holding solely Debentures of the Company follows:

LIBOR + 2.95% junior subordinated debentures owed to First South Preferred Trust I due September 26, 2033	$	10,000,000
LIBOR + 2.95% junior subordinated debentures owed to First South Preferred Trust I due September 26, 2033		310,000
Total junior subordinated debentures owed to unconsolidated subsidiary trust	$	10,310,000

22. RELATED PARTY TRANSACTIONS

The Company had loans outstanding to executive officers, directors and their affiliated companies. Management believes that these loans are made and processed on the same basis as loans to non-related parties. An analysis of the activity with respect to such aggregate extensions of credit to related parties is as follows:

Extensions of credit at December 31, 2010	$	917,509
New extensions of credit made during the year		-
Repayments during the year		(44,879)
Extensions of credit at December 31, 2011	$	872,630

BOARD OF DIRECTORS

Frederick N. Holscher
Chairman
Partner
Rodman, Holscher, Francisco, & Peck, P.A.
Washington, NC

Marshall T. Singleton
Vice Chairman
Co-Owner
B. E. Singleton & Sons
Washington, NC

Linley H. Gibbs, Jr.
Retired
Washington, NC

Frederick H. Howdy
President
Drs. Freshwater & Howdy, P.A.
Washington, NC

Charles E. Parker, Jr.
Senior Vice President
Robinson & Stith Insurance
New Bern, NC

Thomas A. Vann
President and
Chief Executive Officer
First South Bank
Washington, NC

EXECUTIVE OFFICERS

Thomas A. Vann
President and
Chief Executive Officer

J. Randy Woodson
Executive Vice President
Chief Operating Officer

William L. Wall
Executive Vice President
Chief Financial Officer and
Secretary

John F. Nicholson, Jr.
Executive Vice President
Chief Credit Officer

Paul S. Jaber
Executive Vice President
Mortgage Lending

Sherry L. Correll
Executive Vice President
Bank Operations

Mary R. Boyd
Executive Vice President
Loan Servicing

Kristie W. Hawkins
Treasurer and
Controller

AREA EXECUTIVES AND SUBSIDIARY EXECUTIVES

Otto C. Burrell, Jr.
Senior Vice President
Area Executive
Coastal Region

Richard A. Levy
Senior Vice President
Area Executive
Cape Fear Region

Dennis A. Nichols
Senior Vice President
Area Executive
Neuse Region

Robert C. Pfeiffer
Senior Vice President
Area Executive
Albemarle Region

Donnie L. G. Bunn
President
First South Leasing, LLC
Greenville, NC

CITY EXECUTIVES

Eric S. Clark
Vice President
City Executive
Greenville, NC

Joseph M. Johnson
Senior Vice President
City Executive
Durham, NC

Thomas S. Lewis
Vice President
City Executive
Rocky Mount, NC

Cornelius F. Sullivan
Senior Vice President
City Executive
Raleigh, NC

FIRST SOUTH BANK OFFICE LOCATIONS

Buxton
47560 NC Highway 12
Buxton, NC 27920
(252) 995-3250

Chocowinity
2999 Highway 17 South
Chocowinity, NC 27817
(252) 940-4970

Durham
4215-01 University Drive
Durham, NC 27707
(919) 403-1000

Elizabeth City
604 East Ehringhaus Street
Elizabeth City, NC 27909
(252) 335-0848

Fayetteville
241 Green Street
Fayetteville, NC 28301
(910) 483-3681

705 Executive Place
Fayetteville, NC 28305
(910) 484-2116

Grantsboro
11560 NC Highway 55
Suite 11
Grantsboro, NC 28529
(252) 745-5001

Greenville
301 East Arlington Blvd
Greenville, NC 27858
(252) 321-2600

907 East Firetower Road
Greenville, NC 27835
(252) 355-4644

1707 SE Greenville Blvd
Greenville, NC 27858
(252)752-2770

Hope Mills
3103 North Main Street
Hope Mills, NC 28348
(910) 423-0952

Kinston
2430 Heritage Street
Kinston, NC 28504
(252) 523-9449

Lumberton
600 North Chestnut Street
Lumberton, NC 28358
(910) 739-3274

3000 North Elm Street
Lumberton, NC 28358
(910) 608-5031

Nags Head
2236 South Croatan Highway
Suite 6
Nags Head, NC 27959
(252) 441-9935

New Bern
202 Craven Street
New Bern, NC 28560
(252) 636-2997

1725 Glenburnie Road
New Bern, NC 28562
(252) 636-3569

Rocky Mount
300 Sunset Avenue
Rocky Mount, NC 27804
(252) 972-9661

2901 Sunset Avenue
Rocky Mount, NC 27804
(252) 451-1259

1378 Benvenue Road
Rocky Mount, NC 27804
(252) 442-8375

Raleigh
4800 Six Forks Road
Suite 115
Raleigh, NC 27609
(919) 783-5222

Tarboro
100 East Hope Lodge Street
Tarboro, NC 27886
(252) 823-0157

Washington
1311 Carolina Avenue
Washington, NC 27889
(252) 946-4178

300 North Market Street
Washington, NC 27889
(252) 940-4945

1328 John Small Avenue
Washington, NC 27889
(252) 940-5000

Wilmington
2601 Irongate Drive
Suite 102
Wilmington, NC 28412
(910) 798-6102

First South Leasing
1035 Director Court, Unit C
Greenville, NC 27858
(252) 355-4536

Operations Center and Credit Administration
220 Creekside Drive
Washington, NC 27889
(252) 946-4178

STOCKHOLDER INFORMATION

Corporate Headquarters

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, NC 27889

Telephone: 252-946-4178
Fax: 252-946-3873
E-mail: *info@firstsouthnc.com*
Website: *www.firstsouthnc.com*

Stock Listing Information. The Company's common stock is listed and trades on the NASDAQ Global Select Market under the symbol FSBK. There were 727 registered stockholders of record as of March 20, 2012.

Stock Price Information
The following table presents the high and low trading price information and dividends declared per share for the periods indicated.

Quarter Ended	High	Low	Dividends
March 31, 2011	$ 6.64	$ 4.52	$.00
June 30, 2011	5.21	3.37	.00
September 30, 2011	4.75	3.11	.00
December 31, 2011	4.00	3.01	.00
March 31, 2010	$14.00	$ 9.74	$.20
June 30, 2010	14.87	10.61	.20
September 30, 2010	12.01	9.42	.09
December 31, 2010	10.49	5.91	.00

Dividends. The Company's ability to pay dividends on its Common Stock is principally dependent on the Bank's ability to pay dividends to the Company, which is subject to various regulatory restrictions and limitations. In order to preserve the Bank's capital during the current stressed economic environment, in December 2010 the Company suspended quarterly cash dividend payments. The Board will continue to review the status of future dividend payments, which will depend upon the Company's financial condition, earnings, equity structure, capital needs, economic conditions and regulatory requirements.

Registrar and Transfer Agent. Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the Company's stock registrar and transfer agent: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016; via the Internet at *www.rtco.com*; or toll-free at 800-866-1340.

Form 10-K. The Annual Report on Form 10-K of the Company as filed with the Securities and Exchange Commission is available via the Internet on the Company's website at www.firstsouthnc.com under the headings "Corporate – Investor Information - SEC Filings: EDGAR-Online". Stockholders of record will be provided a copy without charge by writing to William L. Wall, Corporate Secretary, First South Bancorp, Inc., P. O. Box 2047, Washington, NC 27889.

Investor Information. Stockholders, investors, and analysts interested in additional information may contact William L. Wall, Chief Financial Officer, First South Bancorp, Inc., P. O. Box 2047, Washington, NC 27889; or via email to *bill.wall@firstsouthnc.com.*

Annual Meeting. The Annual Meeting of Stockholders of First South Bancorp, Inc. will be held Thursday, May 17, 2012 at 11:00 a.m. eastern time, at the main office of First South Bank, 1311 Carolina Avenue, Washington, North Carolina.

General Counsel
Rodman, Holscher, Francisco & Peck, P.A.
320 North Market Street
Washington, NC 27889

Special Counsel
Gaeta & Eveson, P.A.
700 Spring Forest Road, Suite 335
Raleigh, NC 27609

Independent Accountants
Turlington and Company, L.L.P.
509 East Center Street
Lexington, NC 27292

NOTES

First South Bancorp

1311 Carolina Avenue
P.O. Box 2047
Washington, North Carolina 27889
(252) 946-4178 • Fax (252) 946-3873
www.firstsouthnc.com